UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C/A

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☑ Form C/A: Amendment to Offering Statement

> ☑ Check box if Amendment is material and investors must reconfirm within five business days.
> ***Describe the Nature of the Amendment***: Addition of Co-Issuer (SPV)

☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Delnorte Holdings Inc.

> ***Form:*** Corporation
> ***Jurisdiction of Incorporation/Organization:*** Delaware
> ***Date of organization:*** September 13, 2019
> ***Physical address of issuer:*** 300 Delaware Ave., Ste 210-A, Wilmington, DE 19801
> ***Website of issuer:*** https://delnorte.io

Is there a co-issuer: Yes

Name of co-issuer
Delnorte Crowdfund LLC

> ***Form:*** Limited Liability Company
> ***Jurisdiction of Incorporation/Organization:*** Delaware
> ***Date of organization:*** February 23, 2023
> ***Physical address of issuer:*** 651 N. Broad St., Suite 201, Middletown, DE 19709
> ***Website of issuer:*** N/A

Name of intermediary through which the Offering will be conducted
ChainRaise Portal LLC

CIK number of intermediary
0001870874

SEC file number of intermediary
007-00314

CRD number, if applicable, of intermediary
316068

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
5.0% of the amount raised and $5.00

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
N/A

Name of qualified third party "Escrow Agent" which the Offering will utilize
Fortress Trust

Type of security offered
Shares of Preferred Stock *(all securities to be owned by the Co-Issuer)*

Target number of Securities to be offered
600,000

Price (or method for determining price)
$2.00

Target offering amount
$1,200,000.00

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: at the Company's discretion

Maximum offering amount (if different from target offering amount)
$1,200,000.00

Deadline to reach the target offering amount
March 14, 2024

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be canceled and committed funds will be returned.

Current number of employees
11

	Most recent fiscal year-end (2022)	Prior fiscal year-end (2021)
Total Assets	$718,257.00	$102,926.00
Cash & Cash Equivalents	$29,604.00	$1,205.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$0.00	$0.00
Long-term Debt	$1,118,379.00	$254,660
Revenues/Sales	$0.00	$0.00
Cost of Goods Sold	-$503,638.00	$0.00
Taxes Paid	$0.00	$0.00
Net Income	-$385,359.00	-$201,734.00

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

March 24, 2023

FORM C/A

Up to $1,200,000.00

DELNORTE HOLDINGS INC.



SPV Interests Representing
Shares of Preferred Stock

This Form C/A (including the cover page and all exhibits attached hereto, the "Form C/A") is being furnished by Delnorte Holdings Inc., a Delaware Corporation (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Shares of Preferred Stock of the Company (the "Securities").

The investment will be made through Delnorte Crowdfund LLC, a special purpose investment vehicle exempt from registration under the Investment Company Act pursuant to Rule 270.3a-9 promulgated under the Securities Act of 1933 (the "Co-Issuer"). Investors will not own a direct ownership interest in the Company, but will rather own membership interests in the Co-Issuer (the "SPV Units"). Investors in the SPV Units are sometimes referred to herein as "Purchasers." The Co-Issuer will purchase Shares of Preferred Stock in the Company. The Co-Issuer has been organized and operated for the sole purpose of directly acquiring, holding, and disposing of the Securities issued by a single crowdfunding issuer, the Company, and raising capital in one or more offerings made in compliance with Regulation Crowdfunding.

The Company and Co-Issuer intend to raise at least $50,000.00 and up to $1,200,000.00 from Investors in the offering of Securities described in this Form C/A (this "Offering"). The minimum amount of Securities that can be purchased is $250.00 per Investor (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior to sale and withdrawal at any time.

The rights and obligations of the holders of Securities are set forth below in the section entitled "*The Offering and the Securities--The Securities*". In order to purchase Securities, a prospective investor must complete the subscription process through the Intermediary's platform, which may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through ChainRaise Portal LLC (the "Intermediary"). The Intermediary will be entitled to receive 5.0% of the amount raised in the Offering and a $5.00 fee.

	Price to Investors	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount	$250.00	$17.50	$232.50
Aggregate Minimum Offering Amount	$50,000.00	$2,505.00	$47,495.00
Aggregate Maximum Offering Amount	$1,200,000.00	$60,005.00	$1,139,995.00

(1) This excludes fees to the Company's advisors, such as attorneys and accountants.
(2) The Intermediary will receive a 5% of the amount raised in the Offering and a $5.00 fee.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C/A for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at https://delnorte.io/ no later than 120 days after the end of the Company's fiscal year. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual

report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C/A is March 24, 2023.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));
3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C/A; and
6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY, AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO THE CO-ISSUER'S OPERATING AGREEMENT AND RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF A CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW AGENT

FORTRESS TRUST , THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C/A and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C/A are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C/A and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C/A, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C/A or any documents incorporated by reference herein or therein speaks only as of the date of this Form C/A. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

ONGOING REPORTING

The Company and Co-Issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the their respective fiscal year.

Once posted, the annual report may be found on the Company's website at: https://delnorte.space/

The Company and Co-Issuer must continue to comply with the ongoing reporting requirements until:

1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2) it has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
3) it has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
4) it or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5) it liquidates or dissolves its business in accordance with state law.

Eligibility

The Company and Co-Issuer have certified that all of the following statements are TRUE for the Company and the Co-Issuer in connection with this Offering:

1) is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

2) is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));

3) is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "Investment Company Act") (15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

4) is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "Securities Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

5) has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

6) is not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

About this Form C/A

You should rely only on the information contained in this Form C/A. We have not authorized anyone to provide you with information different from that contained in this Form C/A. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C/A is accurate only as of the date of this Form C/A, regardless of the time of delivery of this Form C/A or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning the terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C/A does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C/A. The Company does not expect to update or otherwise revise this Form C/A or other materials supplied herewith. The delivery of this Form C/A at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C/A. This Form C/A is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C/A and the Exhibits hereto. Each prospective Investor is urged to read this Form C/A and the Exhibits hereto in their entirety.

The Company

Delnorte Holdings Inc. (the "Company") is a Delaware corporation formed on September 13, 2019.

The Company is located at 300 Delaware Ave., Suite 210-A , Wilmington, DE 19801.

The Company's website is https://delnorte.space/.

The information available on or through our website is not a part of this Form C/A. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C/A.

The Co-Issuer

This Offering has the following co-issuer: Delnorte Crowdfund LLC (the "Co-Issuer"), located at 651 North Broad Street, Suite 201, Middletown, DE 19709. The Co-Issuer was organized as a limited liability company in the United States under the jurisdiction of Delaware on February 23, 2023. There is no website for the Co-Issuer. The Company has formed the Co-Issuer solely for issuing securities under this Offering. The Co-Issuer will serve merely as a conduit for investors to invest in the Company and will not have a separate business purpose. An investment in the Co-Issuer will allow investors to achieve the same economic exposure, voting power (which is none) and ability to assert State and Federal law rights and achieve the same disclosures as if they had invested directly in the Company. The Co- Issuer will maintain a one-to-one relationship between the number, denomination, type and rights of the Company's Securities it owns and the number, denomination, type and rights of its securities outstanding. The Co-Issuer cannot borrow or raise funds on its own account.

The proceeds from the Offering will be received by the Co-Issuer and invested immediately in the Securities issued by the Company. The Co-Issuer will be the legal owner of Shares of Preferred Stock.

There will be no material difference between an investment in the Company and the Co-Issuer.

The Company's Business

Delnorte Holdings Inc. is a prop tech company focused on tokenizing property ownership documents, streamlining and automating the facilitation and execution of real estate transactions and financing. We work with governments via contracts to tokenize their data. We currently focus on and operate in North, Central and South America and the Caribbean and will generate revenue through transaction and subscription fees on our platform.

The Offering

Minimum amount of SPV Units being offered	25,000*
Total SPV Units outstanding after Offering (if minimum amount reached)	9,180,000*
Maximum amount of SPV Units being offered	600,000*
Total SPV Units outstanding after Offering (if maximum amount reached)	9,755,000*
Purchase price per SPV Unit	$2.00
Minimum investment amount per investor	$250.00
Offering deadline	March 14, , 2024
Use of proceeds	See the description of the use of proceeds on page 27 hereof.
Voting Rights	See the description of the voting rights on page 37 hereof.

*The Co-Issuer has only one class of membership units (the SPV Units) and will invest in the Company's Shares of Preferred Stock, which bear a one-to-one relationship to each other. As indicated in the Capitalization section of this Form C/A, the Company has other classes of stock.

RISK FACTORS

Risks Related to the Company's Business and Industry

We are a startup Company and our business model currently focuses on acquiring the most amount of clients that is possible rather than generating revenue. While we intend to generate revenue in the future, we cannot assure you when or if we will be able to do so.
We rely on external financing to fund our operations. We anticipate, based on our current proposed plans and assumptions relating to our operations (including the timetable of, and costs associated with, new product development) that, if the Minimum Amount is raised in this Offering, it will be sufficient to satisfy our contemplated cash requirements through approximately 1 month, assuming that we do not accelerate the development of other opportunities available to us, engage in an extraordinary transaction or otherwise face unexpected events, costs or contingencies, any of which could affect our cash requirements.

We expect capital outlays and operating expenditures to increase over the next several years as we expand our infrastructure, commercial operations, development activities and establish offices.

Our future funding requirements will depend on many factors, including but not limited to the following:

* The cost of expanding our operations;

* The financial terms and timing of any collaborations, licensing or other arrangements into which we may enter;

* The rate of progress and cost of development activities;

* The need to respond to technological changes and increased competition;

* The costs of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights;

* The cost and delays in product development that may result from changes in regulatory requirements applicable to our products;

* Sales and marketing efforts to bring these new product candidates to market;

* Unforeseen difficulties in establishing and maintaining an effective sales and distribution network.

We may have difficulty obtaining additional funding and we cannot assure you that additional capital will be available to us when needed, if at all, or if available, will be obtained on terms acceptable to us. If adequate funds are not available, we may have to delay, scale back, or eliminate some of our operations or our research development and commercialization activities. Under these circumstances, if the Company is unable to acquire additional capital or is required to raise it on terms that are less satisfactory than desired, it may have a material adverse effect on its financial condition.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.
Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

We plan to implement new lines of business or offer new products and services within existing lines of business.
There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

Through our operations, we collect and store certain personal information that our customers provide to purchase services, enroll in promotional programs, register on our web site, or otherwise communicate and interact with us.

We may share information about such persons with vendors that assist with certain aspects of our business. Security could be compromised and confidential customer or business information misappropriated. Loss of customer or business information could disrupt our operations, damage our reputation, and expose us to claims from customers, financial institutions, payment card associations and other persons, any of which could have an adverse effect on our business, financial condition and results of operations. In addition, compliance with tougher privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.

We collect and store sensitive data, including intellectual property, our proprietary business information and that of our customers, and personally identifiable information of our customers and employees, in our data centers and on our networks. The secure processing, maintenance and transmission of this information is critical to our operations and business strategy. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information and regulatory penalties, disrupt our operations and the services we provide to customers, and damage our reputation, and cause a loss of confidence in our products and services, which could adversely affect our business/operating margins, revenues and competitive position.

The secure processing, maintenance and transmission of this information is critical to our operations and business strategy, and we devote significant resources to protecting our information by developing and ensuring the latest cyber security measure are set in place and training employees to identify potential threats to our Platform. The expenses associated with protecting our information could reduce our operating margins.

The Company is capable of operating in virtually every part of the world but is currently focusing its efforts in Latin American business.

In 2023, approximately 80% of our revenue was attributable to activities outside the U.S. Our operations are subject to the effects of global competition and geopolitical risks. They are also affected by local economic environments, including inflation, recession, currency volatility and actual or anticipated default on sovereign debt. Political changes, some of which may be disruptive, can interfere with our services, our customers and all of our activities in a particular location. While some of these global economic and political risks can be hedged using derivatives or other financial instruments and some are insurable, such attempts to mitigate these risks are costly and not always successful, and our ability to engage in such mitigation may decrease or become even more costly as a result of more volatile market conditions.

Our global operations are required to comply with the U.S. Foreign Corrupt Practices Act and similar anti-bribery laws in other jurisdictions and with U.S. and foreign export control, trade embargo and customs laws.

We rely on various intellectual property rights, including patents in order to operate our business.

Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the U.S. and various foreign jurisdictions.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

The Company's business operations may be materially adversely affected by a pandemic such as the Coronavirus (COVID-19) outbreak.

In December 2019, a novel strain of coronavirus was reported to have surfaced in Wuhan, China, which spread throughout other parts of the world, including the United States. On January 30, 2020, the World Health Organization declared the outbreak of the coronavirus disease (COVID-19) a "Public Health Emergency of International Concern." On January 31, 2020, U.S. Health and Human Services Secretary Alex M. Azar II declared a public health emergency for the United States to aid the U.S. healthcare community in responding to COVID-19, and on March 11, 2020 the World Health Organization characterized the outbreak as a "pandemic." COVID-19 resulted in a widespread health crisis that adversely affected the economies and financial markets worldwide. The Company's business could be materially and adversely affected. The extent to which COVID-19 impacts the Company's business will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others. If the disruptions posed by COVID-19 or other matters of global concern continue for an extended period of time, the Company's operations may be materially adversely affected.

We face risks related to health epidemics and other outbreaks, which could significantly disrupt the Company's operations and could have a material adverse impact on us.

The outbreak of pandemics and epidemics could materially and adversely affect the Company's business, financial condition, and results of operations. If a pandemic occurs in areas in which we have material operations or sales, the Company's business activities originating from affected areas, including sales could be adversely affected. The extent to which a pandemic or other health outbreak impacts the Company's results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of a virus and the actions to contain it or treat its impact, among others. Pandemics can also result in social, economic, and labor instability which may adversely impact the Company's business.

If the Company's employees or employees of any of the Company's vendors, suppliers or customers become ill or are quarantined and in either or both events are therefore unable to work, the Company's operations could be subject to disruption. The extent to which a pandemic affects the Company's results will depend on future developments that are highly uncertain and cannot be predicted.

The Company may be deemed a "money transmitter."

To the extent that the activities of the Company cause it to be deemed a "money transmitter" under the regulations promulgated by FinCEN under the authority of the U.S. Bank Secrecy Act, the Company may be required to comply with FinCEN regulations, including those that would mandate the Company to implement anti-money laundering programs, make certain reports to FinCEN and maintain certain records. Such additional regulatory obligations may cause the

Company to incur extraordinary expenses, possibly affecting an investment in the Securities in a material and adverse manner. Additionally, certain states including California, Idaho and New York require Bitcoin businesses to register on the state level as money transmitters.

Current and future legislation, CFTC and SEC rulemaking and other regulatory developments may impact the manner in which Bitcoins are treated for classification and clearing purposes.
In particular, Bitcoins may not be excluded from the definition of "commodity future" or "security" by such future CFTC and SEC rulemaking, respectively. As of the date of this Memorandum, the Company is not aware of any rules that have been proposed to regulate Bitcoins as commodity futures or securities. The Company cannot be certain as to how future regulatory developments will impact the treatment of Bitcoins under the law. Such additional registrations may result in extraordinary expenses of the Company thereby materially and adversely impacting the Securities.

Fluctuations in the mix of customer demand for our various types of solution offerings could impact our financial performance and ability to forecast performance.
Due to fluctuations in customer needs, changes in customer industries, and general economic conditions, customer demand for the range of our offerings varies from time to time and is not predictable. [give example of volatile product/service line.] In addition, our gross margins vary by customer and by segment and the mix of services provided to our customers could impact our results of operations as certain of our customers and segments have different gross margin profiles. Generally, the profitability of an account increases over time. As a result, the mix of solutions we provide to our customers varies at any given time, both within a quarter and from quarter-to-quarter. These variations in service mix impact gross margins and the predictability of gross margins for any period. You should not rely on the results of any one quarter as an indication of our future performance.

Our operating results may fluctuate due to factors that are difficult to forecast and not within our control.
Our past operating results may not be accurate indicators of future performance, and you should not rely on such results to predict our future performance. Our operating results have fluctuated significantly in the past, and could fluctuate in the future. Factors that may contribute to fluctuations include:

* changes in aggregate capital spending, cyclicality and other economic conditions, or domestic and international demand in the industries we serve;

* our ability to satisfy consumer demands in a timely and cost-effective manner;

* pricing and availability of labor and materials;

* our inability to adjust certain fixed costs and expenses for changes in demand;

* shifts in geographic concentration of customers, supplies and labor pools; and

* seasonal fluctuations in demand and our revenue.

Our ability to sell our products and services is dependent on the quality of our technical support services, and our failure to offer high quality technical support services would have a material adverse effect on our sales and results of operations.

Once our products are deployed within our end-customers' operations, end-customers depend on our technical support services to resolve any issues relating to these products. If we do not effectively assist our customers in deploying these products, succeed in helping our customers quickly resolve post-deployment issues, and provide effective ongoing support, our ability to sell additional products and services to existing customers would be adversely affected and our reputation with potential customers could be damaged. As a result, our failure to maintain high quality support services would have an adverse effect on our business and results of operations.

We may be adversely affected by cyclicality, volatility or an extended downturn in the United States or worldwide economy, or in or related to the industries we serve.

Our operating results, business and financial condition could be significantly harmed by an extended economic downturn or future downturns, especially in regions or industries where our operations are heavily concentrated. Further, we may face increased pricing pressures during such periods as customers seek to use lower cost or fee services, which may adversely affect our financial condition and results of operations.

We are subject to rapid technological change and dependence on new product development.

Our industry is characterized by rapid and significant technological developments, frequent new product introductions and enhancements, continually evolving business expectations and swift changes. To compete effectively in such markets, we must continually improve and enhance our products and services and develop new technologies and services that incorporate technological advances, satisfy increasing customer expectations and compete effectively on the basis of performance and price. Our success will also depend substantially upon our ability to anticipate, and to adapt our products and services to our collaborative partner's preferences. There can be no assurance that technological developments will not render some of our products and services obsolete, or that we will be able to respond with improved or new products, services, and technology that satisfy evolving customers' expectations.

Failure to obtain new clients or renew client contracts on favorable terms could adversely affect results of operations.

We may face pricing pressure in obtaining and retaining our clients. Our clients may be able to seek price reductions from us when they renew a contract, when a contract is extended, or when the client's business has significant volume changes. They may also reduce services if they decide to move services in-house. On some occasions, this pricing pressure results in lower revenue from a client than we had anticipated based on our previous agreement with that client. This reduction in revenue could result in an adverse effect on our business and results of operations.

Further, failure to renew client contracts on favorable terms could have an adverse effect on our business. Our contracts with clients generally run for several years and include liquidated damage provisions that provide for early termination fees. Terms are generally renegotiated prior to the end of a contract's term. If we are not successful in achieving a high rate of contract renewals on favorable terms, our business and results of operations could be adversely affected.

Our business and financial condition may be impacted by military actions, global terrorism, natural disasters and political unrest.

Hurricanes or other unanticipated catastrophes, both in the U.S. and globally, could disrupt our operations and negatively impact our business as well as disrupt our clients' businesses, which may result in a further adverse impact on our business. As a result, significant disruptions caused by such events could materially and adversely affect our business and financial condition.

We rely heavily on our technology and intellectual property, but we may be unable to adequately or cost-effectively protect or enforce our intellectual property rights, thereby weakening our competitive position and increasing operating costs.

To protect our rights in our services and technology, we rely on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. We also rely on laws pertaining to trademarks and domain names to protect the value of our corporate brands and reputation. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our services or technology, obtain and use information, marks, or technology that we regard as proprietary, or otherwise violate or infringe our intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If we do not effectively protect our intellectual property, or if others independently develop substantially equivalent intellectual property, our competitive position could be weakened.

Effectively policing the unauthorized use of our services and technology is time-consuming and costly, and the steps taken by us may not prevent misappropriation of our technology or other proprietary assets. The efforts we have taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of our services, use similar marks or domain names, or obtain and use information, marks, or technology that we regard as proprietary. We may have to litigate to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

We rely on agreements with third parties to provide certain services, goods, technology, and intellectual property rights necessary to enable us to implement some of our applications.

Our ability to implement and provide our applications and services to our clients depends, in part, on services, goods, technology, and intellectual property rights owned or controlled by third parties. These third parties may become unable to or refuse to continue to provide these services, goods, technology, or intellectual property rights on commercially reasonable terms consistent with our business practices, or otherwise discontinue a service important for us to continue to operate our applications. If we fail to replace these services, goods, technologies, or intellectual property rights in a timely manner or on commercially reasonable terms, our operating results and financial condition could be harmed. In addition, we exercise limited control over our third-party vendors, which increases our vulnerability to problems with technology and services those vendors provide. If the services, technology, or intellectual property of third parties were to fail to perform as expected, it could subject us to potential liability, adversely affect our renewal rates, and have an adverse effect on our financial condition and results of operations.

We must acquire or develop new products, evolve existing ones, address any defects or errors, and adapt to technology change.

Technical developments, client requirements, programming languages, and industry standards change frequently in our markets. As a result, success in current markets and new markets will depend upon our ability to enhance current products, address any product defects or errors, acquire or develop and introduce new products that meet client needs, keep pace with technology changes, respond to competitive products, and achieve market acceptance. Product development requires substantial investments for research, refinement, and testing.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Risks Related to the Securities

You will not be investing directly into the Company, but into a special purpose vehicle.

Changes to the securities laws that went into effect March 15, 2021, permit us to use a "special purpose vehicle" or "SPV" in this Offering. That means that you will invest in Delnorte Crowdfund LLC, becoming a member of the SPV, and that investment purchases our Shares of Preferred Stock. A condition to using an SPV is that the SPV passes on the same economic and governance rights that are set out in the Company's Preferred Stock. However, it may not always be possible to replicate those rights exactly, because the SPV is an LLC formed under Delaware law, as opposed to a Delaware corporation. This sort of arrangement has not been used for investing before, and there may be unforeseen risks and complications. You will also be relying on us, as the Manager of the SPV, to make sure the SPV complies with Delaware law and functions in accordance with securities law. The structure of the SPV is explained further in the section entitled, "Capitalization and Ownership". The SPV will terminate and distribute the securities it holds to you, so that you may hold them directly, in certain circumstances. Again, this has not been done before, so there may be delays, complications and unexpected risks in that process.

The SPV Units and the Securities will not be freely tradable until one year from the initial purchase date. Although the SPV Units and the Securities may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the SPV Units or the Securities. Because the SPV Units and the Securities have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the SPV Units and the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the SPV Units and the Securities may also adversely affect the price that you might be able to obtain for the SPV Units or the Securities in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each

Purchaser in this Offering will be required to represent that it is purchasing the SPV Units for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C/A and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A portion of the proceeds from the Offering will be used to pay accrued and unpaid wages of Marketing team and Administrative employees, no more than 4 employees.
These proceeds will not be available for the ongoing operations of the Company but will instead be paid to these insiders as unpaid compensation for prior service to the Company.

The Company has the right to extend the Offering deadline.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

Your ownership of the Shares of Preferred Stock will be subject to dilution.
Owners of the Company's Preferred Stock do not have preemptive rights. If the Company conducts subsequent offerings of Preferred Stock or securities convertible into Preferred Stock, issues shares pursuant to a compensation or distribution reinvestment plan or otherwise issues additional shares, the SPV will experience dilution in its percentage ownership of the Company and thus your indirect percentage ownership. Furthermore, the SPV (and, indirectly, you) may experience a dilution in the value of its shares depending on the terms and pricing of any future share issuances (including the shares being sold in this Offering) and the value of the Company's assets at the time of issuance.

The Securities will be equity interests in the Company and will not constitute indebtedness.
The Securities will rank junior to all existing and future indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments of dividends with respect to the Securities and dividends are payable only if, when and as authorized

and declared by the Company and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, capital levels, financial condition, debt service requirements and other cash needs, financing covenants, applicable state law, federal and state regulatory prohibitions and other restrictions and any other factors the Company's board of directors deems relevant at the time. In addition, the terms of the Securities will not limit the amount of debt or other obligations the Company may incur in the future. Accordingly, the Company may incur substantial amounts of additional debt and other obligations that will rank senior to the Securities.

There can be no assurance that we will ever provide liquidity to Purchasers through either a sale of the Company or a registration of the Securities.

There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for Purchasers. Furthermore, we may be unable to register the Securities for resale by Purchasers for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, Purchasers could be unable to sell their Securities unless an exemption from registration is available.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Company's Business

Delnorte Holdings Inc. is a prop tech company focused on tokenizing property ownership documents, streamlining and automating the facilitation and execution of real estate transactions and financing. We work with governments via contracts to tokenize their data. We currently focus on and operate in North, Central and South America and the Caribbean and will generate revenue through transaction and subscription fees on our platform.

The Company's Products and/or Services

Product / Service	Description	Current Market
Enterprise Services	Gov.delnorte.space is customized for each government and charges an annual Deed/Title certification fee and other convenience fees for all government services such as tax payments or permit filings.	North, Central, South America and the Caribbean
Patent pending Software Protocol	DTV.tech offers Smart Certificate technology and a digital stamp that validates any digital document or data. Both technologies work with any platform or blockchain and will be sold or licensed as a native service.	North, Central, South America and the Caribbean
Real Estate Marketplace & Service Fees	kasas.io Fees are charged for all transactions, listings of SC and creation of fractional SCs on kasas.io and advertising potential for the real estate search engine.	North, Central, South America and the Caribbean
SDK	We develop tools and databases for entrepreneurs to use and build on top of. Documents in Smart Certificate format can be plugged in to any 3 rd party network such as banks, supply chains, carbon trading platform, package delivery system, forest management software and much more.	North, Central, South America and the Caribbean

Our current lineup of Products is being actively developed, the proceeds of this Offering will be use to further expand these products, grow our market presence and expand to new markets.

We offer our services through our own Websites and Portals, and set up local offices in the Countries where the Company will be doing business.

Competition

There are competitors in segments of our business but not as a whole ecosystem.

The Markets where we operate are extremely underserved and the services we provide are non existent. This provides us the opportunity to breakthrough into Governments and create massive value for all the participants with virtually no competition. Our unique business model encompasses all aspects of Real Estate market and is designed in a modular format where any potential competitor in one part of our ecosystem can become a partner with another part of our ecosystem.

Supply Chain and Customer Base

Our most important asset is our Team, which is comprised of experts in Blockchain Technology, Private and Public Law, Project Management, Marketing and Business Development. The Delnorte development team consists of up to 10 engineers of different profiles and qualification levels. *2 Solution Architects with 15+ years development experience and participation in commercial modernization projects, banking systems development, crypto exchanges and high-load distributed systems. *2 Experienced NET-developers at Senior/TechLead level with experience of working with Microsoft technologies and Windows server platforms, as well as being able to organize the team development process and deliver the developed product to the server. *2 professional embedded developers are delivering data exchange solutions based on low-level data transfer protocols - BT and NFC. *2 DeVOps - specialists in maintaining our IT infrastructure and process development. *2 Front-end developers providing UI development for our platform.

The Company's customers are Real Estate Professionals, Companies, Developers, Owners, Brokers, Tenants, Landlords, Investors, Buyers, Sellers on the Private Side. In the Public side our customers are local and/or federal governments.

Intellectual Property

Patents

Application or Registration #	Title	Description	File Date	Grant Date	Country
29853733	Decentralized protocol without network consensus	Decentralized protocol without network consensus To create real estate smart certificates based on NFT (ERC721) recognized by the state and business, allows you to store in the blockchain with proof of ownership and transparency of the transaction, as well as the distribution of commission in ns and royalties in automatic mode without the participation of 3 parties One of the most important use cases - creators of digital collections have the opportunity to issue NFTs with digital stamp	September 19, 2022	Pending	United States

		certificates, which will allow future owners or investors to protect themselves from the sale of illegal copies of their NFTs. ownership verification preventing the sale of counterfeit tokenized objects indexing a dataset with a single code issue of unique digital certificates for expensive and valuable objects Fractionalization: User can “Stake” - deliver Smart Certificate based NFT to staking smart contract and get fungible tokens (ERC20) representing its fractions. The following parameters will be set during fractionalization: Total fraction count in ERC20 Duration Exit			

		price Prime NFT address Managing addresses The main core of F-NFT concept is a NFT Smart Certificate Staking Contract. Smart Certificate Staking Contract consist of 4 main functions: Staking of NFT - deliver NFT from owner wallet to the Staking Contract Shareholders Agreement - hash of signed agreement that users sign before purchase ERC20 Manager (Shares manager) - keeps share tokens (ST) Fund Vault - keeps the money from the sale of shares			

Governmental/Regulatory Approval and Compliance

At the present moment most governments do not have adequate legislation to affect anything that would directly impact us. We mostly deal with government documents and data storage on the blockchain and not payments directly, so most of the existing or future legislation will have little to no effect on us

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 300 Delaware Ave., Suite 210-A , Wilmington, DE 19801

The Company has the following additional address: 363 Aragon Ave. 417W, Coral Gables, FL 33134.

The Company conducts business in Miami, Florida., Honduras, and El Salvador.

Because this Form C/A focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

Exhibit C to this Form C/A is a detailed Company summary. Purchasers are encouraged to review Exhibit C carefully to learn more about the business of the Company, its industry, and future plans and prospects. Exhibit C is incorporated by reference into this Form C/A.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	5.00%	$2,500	5.00%	$60,000
Campaign marketing expenses or related reimbursement	5.00%	$2,500	5.00%	$60,000
General Marketing	5.00%	$2,500	5.00%	$60,000
Research and Development	30.00%	$15,000	20.83%	$250,000
Equipment Purchases	0.00%	$0	3.33%	$40,000
Future Wages	50.00%	$25,000	45.83%	$550,000
Accrued Wages	0.00%	$0	4.17%	$50,000
General Working Capital	5.00%	$2,500	10.83%	$130,000
Total	**100.00%**	**$50,000**	**100.00%**	**$1,200,000**

The Use of Proceeds chart is not inclusive of fees paid for use of the
Form C/A generation system, payments to financial and legal service providers, and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign.

The Company does have discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds under the following circumstances: New operating expenses and necessities.

THE COMPANY'S DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Herbert William Hoover IV

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Director: January 4,2023 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Jan 2014-Present, R3ports.com, Co-Founder Identity verification and incident reporting on a mobile platform. Tip allocation and scheduling for restaurant and hotel operations.
2009-Present, Xenau Ltd, Natural Resources & Mining, Investment management for natural resources in the Americas and Africa, particularly in gold mines.

Name

Jeronimo Matos de Almeida

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Director: January 4,2023 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

2004-Present, Mattos Group, Real Estate Development. Mattos Group was established in 2004 by the Mattos family and has since grown to be one of the largest real estate development companies in the area. The company specializes in high end, custom home development and has been involved with over $600M in real estate transactions in the past 10 years. Mattos Group is a family run business that works with some of the most notable interior designers, architects, and engineers across the country.

Name

Serhii Serhieienko

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Director: January 4,2023 - Present

Chief Technical Officer September 2022-Present Chief Market Strategy & Blockchain Architect Jan 2018 - Present (4 years 8 months +) - Tokenization protocols - NFT - digital certificates on a real-estate based on nft - Token economy - Blockchain Architecture

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

CTO, Software and Blockchain Architect Cryptomeria Labs Jan 2022 - Present (8 months +) - Game development - Blockchain architecture - Management of technical process Chief Executive Officer Sinus Labs Jul 2021 - Present (1 year 2 months +) Digital Bank - High end inter-chain financial platform for crypto and CBDC CTO of Qubit AG, Lead Game Development, Software/Blockchain Architect Lindenvalley GmbH / Qubit AG Mar 2011 - Present (11 years 6 months +) - game development - management of technical process - blockchain integration and smart contrast (Ethereum, Tron, Eos) development - development and design of projects from scratch - preparation of terms of reference- architectural solutions for high load systems - DevOps (Docker, Kubernetes) - API services and backend development for various information systems - coordination of the development of large E-commerce projects - work with the direction of Data Science / Machine Learning

Name

Fernando Valladares

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Director: January 4,2023 - Present

Chief Operating Officer, October 2022-Present

Senior Legal Counsel, January 2022- Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Legal Manager – January 2017-July 2017, Sustainable Environmental Projection Organization OPALO Foundation Legal Advisor – July 2017-September 2017, Intur Group, one of the Largest Fast Food Franchises Manager in Honduras. Independent Advisor – October 2017-May 2018, working as a Private Attorney to a variety of clients including small to medium-sized companies and NonProfits. Legal Advisor – May 2018-February 2019, Municipal Department of Justice, Municipal Mayor's Office of the Central District which is the Capital of Honduras. Legal Advisor – February 2019-October,2021 Tenders and Acquisitions Management, Municipal Mayor's Office of the Central District which is the Capital of Honduras. Senior Legal Counsel – November 2021-Present, Legal Advisory, DelNorte Holdings Inc. Administrative Manager – April 2022-Present, DelNorte Holdings Regional Office in Honduras. Chief Operating Officer - October 2022- Present, DelNorte Holdings Inc.

Name

Nicky Ramphir

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Director: January 4,2023 - present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Jan 2010-Present The Moment Group, Vice President Assist Contractors in recovering losses due to delayed Public Construction Projects. Help Contractors improve, negotiate and settle Change Orders.
2004-Present OmPH.ManageBuilding.com, Manager, Real estate investment firm and property management.
2004-Present Advanced Architectural Design, Limited, Vice President

Name

Anton Glotser(Chairman)

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Chief Executive Officer & Director, September 13, 2019 - present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Jun 2005 - Jul 2019 Monolith Investments llc, New York - CEO A boutique investment firm that focused on real estate, my job was to manage the business, find and acquire deals and investors. Jun 2013 - Mar 2020 NYC Real Estate Agent, New York - Real Estate Agent Manage clients and deals Acquire new business Dec 2016 - Sep 2019 Executive Producer, New York - Executive Producer Put together the business plan for a movie Find money, talent and team to create the film All films I produced won awards, and one made the Oscar short list Jul 2012 - May 2017 Andean Brewing Company, New York - Partner / Co-Founder Put together the business plan and execute it Create products and acquire customers I created banana beer, which at the time of my exist accounted for 75% of all sales. I opened the Laguardia Airport account and to this day kuka beer is the only craft beer sold there.

Education

2001 - 2005 LIU CWPost University, New York - BS in business administration and finance

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Officers of the Company

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Serhii Serhieienko

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Chief Technical Officer September 2022-Present Chief Market Strategy & Blockchain Architect Jan 2018 - Present (4 years 8 months +) - Tokenization protocols - NFT - digital certificates on a real-estate based on nft - Token economy - Blockchain Architecture

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

CTO, Software and Blockchain Architect Cryptomeria Labs Jan 2022 - Present (8 months +) - Game development - Blockchain architecture - Management of technical process Chief Executive Officer Sinus Labs Jul 2021 - Present (1 year 2 months +) Digital Bank - High end inter-chain financial platform for crypto and CBDC CTO of Qubit AG, Lead Game Development, Software/Blockchain Architect Lindenvalley GmbH / Qubit AG Mar 2011 - Present (11 years 6 months +) - game development - management of technical process - blockchain integration and smart contrast (Ethereum, Tron, Eos) development - development and design of projects from scratch - preparation of terms of reference- architectural solutions for high load systems - DevOps (Docker, Kubernetes) - API services and backend development for various information systems - coordination of the development of large E-commerce projects - work with the direction of Data Science / Machine Learning

Education

Princeton University Certification, Algorithms and Data structures Jan 2019 - Mar 2019 Priazovsky State Technical University Master of Computer Science, Informatics and Applied Mathematics, Informatics and Applied Mathematics Sep 2005 - May 2008 Licenses & Certifications ZEND CERTIFIED ENGINEER(ZCE) - Prometric ZEND028737 Algorithms and Data structures - Princeton University Game Design - Ubisoft

---

Name

Anton Glotser

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Chief Executive Officer Start Date: September 13,2019

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Jun 2005 - Jul 2019 Monolith Investments llc, New York - CEO A boutique investment firm that focused on real estate, my job was to manage the business, find and acquire deals and investors. Jun 2013 - Mar 2020 NYC Real Estate Agent, New York - Real Estate Agent Manage clients and deals Acquire new business Dec 2016 - Sep 2019 Executive Producer, New York - Executive Producer Put together the business plan for a movie Find money, talent and team to create the film All films I produced won awards, and one made the Oscar short list Jul 2012 - May 2017 Andean Brewing Company, New York - Partner / Co-Founder Put together the business plan and execute it Create products and acquire customers I created banana beer, which at the time of my exist accounted for 75% of all sales. I opened the Laguardia Airport account and to this day kuka beer is the only craft beer sold there.

Education

2001 - 2005 LIU CWPost University, New York - BS in business administration and finance

---

Name

Fernando Valladares

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Chief Operating Officer, October 2022-Present
Senior Legal Counsel, January 2022- Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Legal Manager – January 2017-July 2017, Sustainable Environmental Projection Organization OPALO Foundation Legal Advisor – July 2017-September 2017, Intur Group, one of the Largest Fast Food Franchises Manager in Honduras. Independent Advisor – October 2017-May 2018, working as a Private Attorney to a variety of clients including small to medium-sized companies and NonProfits. Legal Advisor – May 2018-February 2019, Municipal Department of Justice, Municipal Mayor's Office of the Central District which is the Capital of Honduras. Legal Advisor – February 2019-October,2021 Tenders and Acquisitions Management, Municipal Mayor's Office of the Central District which is the Capital of Honduras. Senior Legal Counsel – November 2021-Present, Legal Advisory, DelNorte Holdings Inc. Administrative Manager – April 2022-Present, DelNorte Holdings Regional Office in Honduras. Chief Operating Officer - October 2022- Present, DelNorte Holdings Inc.

Education

UNITEC (Universidad Tecnológica Centroamericana) Bachelor's Degree - Lawyer, 2015 Licensed Attorney in Honduras since February 2016

Name

Josephinne Glotser

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Chief Marketing Officer, June 2019- Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Consulate Honduras in Los Angeles, CA 2011-2013 Consular Agent Providing services overseas for citizens of Honduras. From traveling legally to helping them with temporary work status and other legal issue. EBS brand 2018- present CEO Delnorte Holdings 2019-present Miami, FL CMO working on marketing strategies globally and by locations. Creating social media plans and graphic lines to follow.

Education

New York Film Academy 2010 Bachelor Dramatic Arts Fashion Institute of Technology Fashion Merchandise 2008

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 11 employees in Florida, Honduras, and El Salvador.

CAPITALIZATION AND OWNERSHIP

The Co-Issuer's Capitalization

The Co-Issuer has one class of SPV Units that represent, on a one-to-one basis, the Shares of Preferred Stock of the Company (described below).

The Company's Capitalization

The Company has issued the following outstanding securities:

Type of security	Shares of Common Stock
Amount outstanding	4,802,500
Voting Rights	One per share
Anti-Dilution Rights	No
How this security may limit, dilute or qualify the Securities pursuant to Regulation CF	The Securities issued pursuant to Regulation CF will be subject to dilution if/when the Company issues new shares of Common Stock.
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	100%
Difference between this security and the Securities being issued pursuant to Regulation CF	Common Stock and Preferred Stock have no difference at this time, although the Company is authorized to designate powers, preferences and rights of the Preferred Stock.

Type of security	Shares of Preferred Stock
Amount outstanding	4,352,500
Voting Rights	One vote per share
Anti-Dilution Rights	No
How this security may limit, dilute or qualify the Securities issued pursuant to Regulation CF	The Securities issued pursuant to Regulation CF will be subject to dilution if/when the Company issues new shares of Preferred Stock.
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	0%
Difference between this security and the Securities being issued pursuant to Regulation CF	These are the same securities

As of the end of 2022, the Company has no debt outstanding.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Common Stock	1,830,000	$180,000.00	Technology Development, Company Operations	June 30, 2021	Rule 504
Common Stock	50,000	$50,000	Technology Development, Company Operations	January 9, 2023	Section 4(a)(2)
Common Stock	150,000	$100,000	Technology Development, Company Operations	February 6, 2023	Section 4(a)(2)
Preferred Stock	150,000	$100,000	Technology Development, Company Operations	February 6, 2023	Section 4(a)(2)

Valuation

The Company has ascribed no pre-Offering valuation to the Company: rather, the Securities are priced arbitrarily.

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

Ownership

The Company is currently owned by a small amount of shareholders.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Anton Glotser	36.00%

Following the Offering, the Co-Issuer will own 0.27% of the Company if the Minimum Amount is raised and 6.15% if the Maximum Amount is raised. Purchasers will own 100% of the Co-Issuer.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C/A and attached hereto in addition to the following information. Financial statements for the Company and the Co-Issuer are attached hereto as Exhibit A and Exhibit B respectively.

Operations

The Company is expecting to grow exponentially and break even in the next 12 months through the Listing of Properties in the Real Estate Engine and the implementation of our Government Solutions.

Liquidity and Capital Resources

If the maximum amount is raised it'll cover 12 months of Operations and Growth for the Company.

The Company has the following sources of capital in addition to the proceeds from the Offering: The Company is privately raising money through the sale of the DTV Utility Token and through private cash fundraising.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C/A and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 600,000 of Shares of Common Stock for up to $1,200,000.00. The Company is attempting to raise a minimum amount of $50,000.00 in this Offering (the "Minimum Amount"). The Company and the Co-Issuer must receive commitments from investors in an amount totaling the Minimum Amount by March 14, 2024 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be canceled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $1,200,000.00 (the "Maximum Amount") and the additional Securities will be allocated at the Company's discretion.

The price of the Securities does not necessarily bear any relationship to the asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to invest in this Offering, you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with Fortress Trust until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers.

If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be canceled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Co-Issuer upon closing of the Offering and the Purchaser, will receive the SPV Units in exchange for his or her investment, and the Co-Issuer will purchase the Securities from the Company. Any Purchaser funds received after the initial closing will be released to the Co-Issuer upon a subsequent closing and the Purchaser will receive the SPV Units via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

Subscription Agreements are not binding on the Co-Issuer until accepted by the Co-Issuer, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Co-Issuer rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The minimum amount that a Purchaser may invest in the Offering is $250.00.

The Offering is being made through Chain Raise, the Intermediary. The following two fields below set forth the compensation being paid in connection with the Offering.

Co-Issuer
The Securities in this Offering will be issued by both the Company and the Co-Issuer. The proceeds from the Offering will be received by the Co-Issuer and invested immediately in the Securities issued by the Company. The Co-Issuer will be the legal owner of the Shares of Preferred Stock. Investors in this Offering will own membership interests in the Co-Issuer. Pursuant to SEC rules, investors will receive the same economic, voting and information rights in the Shares of Preferred Stock as if they had invested directly with the Company. The Company serves as the sole manager of the Co-Issuer.

Commission/Fees
5.0% of the amount raised and $5.00

Stock, Warrants and Other Compensation
N/A

Transfer Agent and Registrar
The Company will act as transfer agent and registrar for the Securities.

Authorized Capitalization

At the initial closing of this Offering (if the minimum amount is sold), the Company's authorized capital stock will consist of 4,802,500 shares of common stock issued and outstanding, par value $.001 per share; and 4,377,500 shares of preferred stock issued and outstanding, par value of $.001 per share.

Dividends

Dividends shall be payable as determined by the Board of Directors on an annual basis.

Conversion

The Securities are convertible into shares of common stock. The conversion rate is 1:1. The Company currently does have enough common stock authorized to issue upon conversion.

The Preferred Stock can be converted into shares of Common Stock upon a sale or merger of the Company, or additional fund raising.

The Securities do not have a liquidation preference.

Voting and Control

The Securities have the following voting rights: One vote per share

The Company does not have any voting agreements in place.

The Company does not have any shareholder/equity holder agreements in place.

The Co-Issuer has an Operating Agreement attached as Exhibit D.

Anti-Dilution Rights

The Securities do not have anti-dilution rights.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Material Terms

Your ownership of the SPV Units will be governed by the Co-Issuer's Operating Agreement. We request that you review the Co-Issuer's Operating Agreement attached as Exhibit D.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE

TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

POTENTIAL INVESTORS WHO ARE NOT UNITED STATES RESIDENTS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE UNITED STATES FEDERAL INCOME TAX IMPLICATIONS OF ANY INVESTMENT IN THE COMPANY, AS WELL AS THE TAXATION OF SUCH INVESTMENT BY THEIR COUNTRY OF RESIDENCE. FURTHERMORE, IT SHOULD BE ANTICIPATED THAT DISTRIBUTIONS FROM THE COMPANY TO SUCH FOREIGN INVESTORS MAY BE SUBJECT TO UNITED STATES WITHHOLDING TAX.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

None.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

Bad Actor Disclosure

The Company and the Co-Issuer are not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C/A and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Anton Glotser
_____
(Signature)

Anton Glotser
_____
(Name)

Chief Executive Officer
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C/A has been signed by the following persons in the capacities and on the dates indicated.

/s/Anton Glotser
_____
(Signature)

Anton Glotser
_____
(Name)

Chief Executive Officer
_____
(Title)

3-10-2023
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

I, Anton Glotser, being the founder of DELNORTE HOLDINGS INC., a Corporation (the "Company"), hereby certify as of this date that:

(i) the accompanying unaudited financial statements of the Company, which comprise the balance sheet as of December 31, 2022 and the related statements of income (deficit), stockholder's equity and cash flows for the year ended December 31, 2022, and the related notes to said financial statements (collectively, the "Financial Statement"), are true and complete in all material respects; and

(ii) while the Company has not yet filed tax returns for the year ending December 31, 2022, any tax return information in the Financial Statements reflects accurately the information that would be reported in such tax returns.

/s/Anton Glotser
_____
(Signature)

Anton Glotser
_____
(Name)

Chief Executive Officer
_____
(Title)

3-10-2023
_____
(Date)

EXHIBITS

Exhibit A   Financial Statements of the Company
Exhibit B   Financial Statements of the Co-Issuer
Exhibit C   Company Summary
Exhibit D   Co-Issuer's Operating Agreement
Exhibit E   Subscription Agreement

EXHIBIT A

Financial Statements

Delnorte Holdings Inc.
FINANCIAL STATEMENTS
For the years ended 2021 and 2022

Delnorte Holdings Inc.
Financial Statements
For the Years ended 2021 and 2022
Index to Reviewed Financial Statements

Table of Contents	**Page**



INDEPENDENT ACCOUNTANT REVIEW REPORT

March 20, 2023

The Board of Directors

Delnorte Holdings Inc.

300 Delaware AVE STE

210-A Wilmington DE, 19801

We have reviewed the accompanying balance sheet of Delnorte Holdings Inc. (the company) as of December 31, for the years ended 2021 and 2022, and the related statement of income, statement of equity and statement of cash flows for the years then ended, and the related notes to the financial statements.

A review includes primary applying analytical procedures to management's financial data and making inquiries of the company's management. A review is less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

MANAGEMENT'S RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

Management is responsible for the preparation and fair presentation of these financial statements in accordance with principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controlrelevant to the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

ACCOUNTANT RESPONSIBILITY

Our responsibility is to conduct the review in accordance with the Statement on Standards of Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of material modifications that should be made in the financial statements for them to be in accordance with the accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our report.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with the accounting principles generally accepted in the United States of America.

Amjad Abu Khamis

Amjad N I Abu Khamis

Certified Public Accountant, NH 08224
CF Audits LLC
159 Main St. STE 100
Nashua NH 03060
603-607-7600
cpa@cfaudits.com

Delnorte Holdings Inc.

Balance Sheet Statement

As of 31 December 2021, and 2022

ASSETS	2021	2022
Current Assets		
Checking Accounts	1,205	29,604
Total Current Assets	**1,205**	**29,604**
Non-Current Assets		
Software – Under development	101,721	642,041
Vehicles	-	25,999
IT Equipment	-	12,174
Office Furniture	-	8,439
Total Non-Current Assets	**101,721**	**688,653**
TOTAL ASSETS	**102,926**	**718,257**
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities	**-**	
Non-current Liabilities		
Loans to shareholders	14,660	-
Accrued Management Compensation	240,000	-
Tokens Issued	-	1,118,379
Total Non-current Liabilities	**254,660**	**1,118,379**
Total Liabilities		
Equity		
Common Stock	178	1,000
Additional Paid in Capital	169,822	305,970
Retained Earnings	(321,734)	(707,093)
Total Equity	**(151,734)**	**(400,123)**
TOTAL LIABILITIES AND EQUITY	**102,926**	**718,257**

Delnorte Holdings Inc.

Income Statement

For the years ended as of 31 December 2021 and 2022

	2021	**2022**
Revenues		
Services	1,638	-
Total Revenues	**1,638**	**-**
Less Operating Expenses		
Management Compensation	120,000	132,000
Legal and Professional Services	40,000	58,203
Travel Expenses	-	126,836
Referral Fees	-	12,848
Dues and Subscriptions	-	5,528
Bank Charges	-	4,456
General and Administrative	23,372	13,313
Marketing Expenses	20,000	150,453
Total Operating Expenses	**(203,372)**	**(503,638)**
Non-Operating Gains (Losses)		
Extraordinary Loss	-	(121,721)
Forgiveness of Accrued Management Compensation	-	240,000
Net Income (Loss)	**(201,734)**	**(385,359)**

Delnorte Holdings Inc.

Statement of Changes in Equity

As of 31 December 2021, and 2022

	Common Stock	APIC	Retained Earnings	Equity Balance
Equity Opening Balance as of January 1, 2021	-	-	(120,000)	(120,000)
Stock Issued during 2021	178	169,822	-	50,000
Net Profit During 2021	-	-	(201,734)	(151,734)
Equity Ending Balance as of December 31, 2021	**178**	**169,822**	**(321,734)**	**(151,734)**
Stock Issued during 2022	822	136,148	-	(14,764)
Net Profit During 2022	-	-	(385,359)	(400,123)
Equity Ending Balance as of December 31, 2022	**1,000**	**305,970**	**(707,093)**	**(400,123)**

Delnorte Holdings Inc.

Statement of Cash Flow

As of 31 December 2021, and 2022

OPERATING ACTIVITIES	2021	2022
Net Income (Loss)	(201,734)	(385,359)
Adjustments to Reconcile Net Income to Net Cash provided by operations:		
Change in Payables	134,660	(14,660)
Forgiveness of Accrued Management Compensation	-	(240,000)
Net cash used by operating activities	**(67,074)**	**(640,019)**
INVESTING ACTIVITIES		
Assets Acquired	(101,721)	(586,932)
Net cash provided by financing activities	**(101,721)**	**(586,932)**
FINANCING ACTIVITIES		
Common Shares Issued	178	822
Additional Paid In Capital	169,822	136,148
Tokens Issued	-	1,118,379
Net cash provided by financing activities	**170,000**	**1,255,349**
NET CASH INCREASE (DECREASE) FOR PERIOD	**1,205**	**28,399**
Cash at the beginning of the period	-	1,205
CASH AT END OF PERIOD	**1,205**	**29,604**

Delnorte Holdings Inc.

Notes to the Financial Statements:

As of 31 December 2022

1. DESCRIPTION OF THE BUSINESS

Delnorte Holdings Inc. was established in August 2019 in Delaware. Our mission is to create wealth and security for people through technological solutions to global problems and adopt business to blockchain. We achieve this by digitizing and securitizing real-world assets using brand-new technology that certifies digital documents and transactions and hosting the digital representations of the asset's aka NFT certificate on our platform.

When Ethereum came to the market, the concept of Smart Programable Money appeared, which revolutionized the world of finance. With the arrival of NFTs, Delnorte introduces a new concept - Smart Certificates.

We focus on providing the following services:

1. Enterprise Solution for Private and Public Sector.

2. Smart Certificate Portal (SCP).

3. Hardware & Software Validator Solution

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

2.1. Basis of Presentation

The Company has earned no revenues from limited principal operations. Accordingly, the Company's activities have been accounted for as those of a "Development Stage Enterprise" as set forth in Financial Accounting Standards Board Statement No. 7 ("SFAS 7"). Among the disclosures required by SFAS 7 are that the Company's financial statements be identified as those of a development stage company and that the statements of operations, shareholders equity (deficit), and cash flows disclose activity since the date of the Company's inception.

2.2. Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.

2.3. Use of Estimates

The preparation of financial statements in conformity with the U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts

Delnorte Holdings Inc.

Notes to the Financial Statements (Continued)

As of 31 December 2022

of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Management evaluates the estimates and assumptions based on historical experience and believes those estimates and assumptions are reasonable based on the information available to them.

2.4. Going Concern

The company is a start-up and funding its operational expenses from the financing activities. Management plans to raise additional equity financing. However, there can be no assurance that the Company will be successful in obtaining sufficient equity financing on acceptable terms, if at all.

Failure to generate sufficient revenues, achieve planned gross margins, control operating costs or raise sufficient additional financing may require the Company to modify, delay or abandon some of its planned future expenditures, which could have material adverse effect on the company's business, operating results, financial condition and ability to achieve its intended business objectives. These circumstances raise substantial doubt about the Company's ability to continue as going concern for a reasonable period of time.

2.5. Cash

The Company deposits its cash with financial institutions that the management believes are of high credit quality. The Company's cash consists primarily of cash deposited in U.S. dollar-denominated investment accounts.

3. NON-CURRENT LIABILITIES

As of December 31, 2021, the management accrued compensation was $240,000, which was fully forgiven by the management on January 2022. During the year 2022, the company has issued tokens to its investors for the amount of $1,118,379.

4. DEVELOPMENT OF SOFTWARE

The management has capitalized all direct expenses to develop the software which will allow the company to run its operations in the future. Direct expenses are developers costs, software and hardware costs required to develop the platform.

5.   EXTRAORDINARY LOSS

The was developing its software, and maintaining its hardware in Ukraine, as a result of the current Russian attack, the company has lost all the amount of the system under development (amounted $101,721) and has spent $20,000 in order to evacuate the system developers from Ukraine. New office was setup in Honduras for the developers.

6.   EQUITY BALANCES

The company is approved to issue 10M shares, at par value $0.001, any additional amount paid is recorded as Additional Paid in Capital. As of December 31, 2022 the company has issued 10M common shares to various shareholders.

EXHIBIT B

Financial Statements

Delnorte Crowdfunding LLC
FINANCIAL STATEMENTS
As of February 28, 2023

Delnorte Crowdfunding LLC
Financial Statements

As of February 28, 2023

Index to Reviewed Financial Statements

Table of Contents   **Page**



INDEPENDENT ACCOUNTANT REVIEW REPORT

March 22, 2023

The Board of Directors

Delnorte Crowdfunding LLC

651 North Broad Street, Suite 201

Middletown DE, 19709

We have reviewed the accompanying balance sheet of Delnorte Crowdfunding LLC (the company) as of February 28, 2023, and the related statement of income, statement of equity and statement of cash flows for the period then ended, and the related notes to the financial statements.

A review includes primary applying analytical procedures to management's financial data and making inquiries of the company's management. A review is less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

MANAGEMENT'S RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

Management is responsible for the preparation and fair presentation of these financial statements in accordance with principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controlrelevant to the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

ACCOUNTANT RESPONSIBILITY

Our responsibility is to conduct the review in accordance with the Statement on Standards of Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of material modifications that should be made in the financial statements for them to be in accordance with the accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our report.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with the accounting principles generally accepted in the United States of America.

Amjad Abu Khamis

Amjad N I Abu Khamis

Certified Public Accountant, NH 08224
CF Audits LLC
159 Main St. STE 100
Nashua NH 03060
603-607-7600
cpa@cfaudits.com

Delnorte Crowdfunding LLC

Balance Sheet Statement

As of February 28, 2023

ASSETS	As of February 28, 2023
Total Current Assets	-
Total Non-Current Assets	-
TOTAL ASSETS	**-**
LIABILITIES AND EQUITY	
Current Liabilities	
Non-current Liabilities	-
Total Liabilities	**-**
Equity	
Net Equity	-
TOTAL LIABILITIES AND EQUITY	**-**

Delnorte Crowdfunding LLC

Income Statement

As of February 28, 2023

	As of February 28, 2023
Revenues	
Total Revenues	-
Less Operating Expenses	
Total Operating Expenses	-
Net Income (Loss)	-

Delnorte Crowdfunding LLC

Statement of Changes in Equity

As of February 28, 2023

	Contributions	Earnings	Equity Balance
Equity Opening Balance as of February 23, 2023	-	-	-
Owners Contribution during 2023	-	-	-
Net Profit During 2023	-	-	-
Equity Ending Balance as of February 28, 2023	-	-	-

Delnorte Crowdfunding LLC

Statement of Cash Flow

As of February 28, 2023

OPERATING ACTIVITIES	As of February 28, 2023
Net Income (Loss)	-
Adjustments to Reconcile Net Income to Net Cash provided by operations:	
Net cash used by operating activities	-
Net cash provided by financing activities	-
Net cash provided by financing activities	-
NET CASH INCREASE (DECREASE) FOR PERIOD	-
Cash at the beginning of the period	-
CASH AT END OF PERIOD	-

Delnorte Crowdfunding LLC

Notes to the Financial Statements:

As of February 28, 2023

1. DESCRIPTION OF THE BUSINESS

Delnorte Crowdfunding LLC was established in February 2023 in Delaware as a special purpose investment vehicle (SPV) exempt from registration under the Investment Company Act pursuant to Rule 270.3a-9 promulgated under the Securities Act of 1933 (the "Co-Issuer"). The purpose of establishing this SPV is to facilitate the crowdfunding of the Delnorte Holdings Inc.

Delnorte Holdings Inc. was established in August 2019 in Delaware. Our mission is to create wealth and security for people through technological solutions to global problems and adopt business to blockchain. We achieve this by digitizing and securitizing real-world assets using brand-new technology that certifies digital documents and transactions and hosting the digital representations of the asset's aka NFT certificate on our platform.

When Ethereum came to the market, the concept of Smart Programable Money appeared, which revolutionized the world of finance. With the arrival of NFTs, Delnorte introduces a new concept - Smart Certificates.

We focus on providing the following services:

1. Enterprise Solution for Private and Public Sector.

2. Smart Certificate Portal (SCP).

3. Hardware & Software Validator Solution

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

2.1. Basis of Presentation

The Company has earned no revenues from limited principal operations. Accordingly, the Company's activities have been accounted for as those of a "Development Stage Enterprise" as set forth in Financial Accounting Standards Board Statement No. 7 ("SFAS 7"). Among the disclosures required by SFAS 7 are that the Company's financial statements be identified as those of a development stage company and that the statements of operations, shareholders equity (deficit), and cash flows disclose activity since the date of the Company's inception.

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.

EXHIBIT C

Executive Summary

Snapshot



Contracts with: Mexico, El Salvador and Honduras governments and more pending.

Service: Via an exclusive contracts we provide a municipal/federal services management system to governments. This system utilizes blockchain and our own patent-pending cryptographic technology to tokenize, certify and store data on the blockchain. The platform is further integrated into our private real estate search engine / marketplace (www.kasas.io) where we automate all real estate transactions, including sale and fractional investment.

Legal: We utilize laws to maximize our market advantages, ensuring business legality, security, longevity, effectiveness and profitability.

Business model: Delnorte charges fees for transactions on our platforms.

Benefits: Quality immutable and secure property data and rights will start people on the path to wealth creation, qualify for banking and financing and create thousands of new jobs and economic opportunities for everyone in the nation.

$ needed: Our burn rate is $50k per month, anything above that will go to marketing, $200,000 will be sufficient to finish our $1.2M crowdfunding round and launch pilots in El Salvador and in Honduras, as well as finalize Guatemalan and Costa Rica contract.

Highlights

www.delnorte.io
www.kasas.io



Technology
- Patents filed for all 3 technologies.
- We can license out our technology to anyone.

Management
- CEO & CTO has 20+ years of experience each in their respective fields.
- C-level has 150+ year history of successful entrepreneurship in multiple industries but especially in tech, real-estate, government contracting and politics.

Existing and pending contracts
- Nombre de Dios Municipality in Mexico contract for 16k properties & 19k people.
- San Bartolome Perulapia Municipality in El Salvador contract for 2k+ properties & 16k people.
- Olanchito Municipality of Honduras for 55k+ properties & 160k people
- $500M+ of properties under contract & branded developments like Novotel.
- Pending government contracts with Miami, Costa Rica, Colombia, Guatemala, Panama and many others.
- Pending deals for brand ambassadors and endorsements with multiple celebrities.

Gov Contracts USP
- The government issues tokenized deeds and certifies them as a valid document form, interchangeable with paper deeds. They further record all property transactions on the blockchain.
- Contracts are based on a freemium model, thus bypassing tenders, erecting a serious moat for competitors and cementing deal longevity.
- Contracts stipulate that if all laws are followed the government must support petition for renewal of contract if needed and must support petition for national expansion as per the law.
- Contracts with local governments are less susceptible to political changes on a national level and are easy to replicate. There are 1,706 municipalities (equivalent to a county in US) in Central America, 2,454 in Mexico, 8,328 in South America and around 1,000 in the Caribbean.
- We can seamlessly convert government platform users to kasas users where we can further monetize them with our own and 3rd party services.

Proforma Snapshot

For a full breakdown of financials please see:

Delnorte Financal Model

Delnorte Payroll 2023 & Model



year	Income	Expense	EBIT
2023	$554,201	$849,106	($294,905)
2024	$4,398,258	$1,228,433	$3,169,825
2025	$17,448,479	$1,794,690	$15,653,789
2026	$34,361,745	$1,975,228	$32,386,517
2027	$61,482,551	$2,191,664	$59,290,887

Internal rate of return IRR	73%
net present value	$5,430,061



5 Year Projection

Scenario case		worst	average	best
Investment	($1,200,000)			
Investor share	6.00%			
Investor cash flow		$3,557,453	$8,352,155	$28,617,744
5-year ROI		296.45%	696.01%	2384.81%

EXHIBIT D

Co-Issuer's Operating Agreement

DELNORTE CROWDFUND LLC

LIMITED LIABILITY COMPANY AGREEMENT

This Limited Liability Company Agreement (the "Agreement") is entered into effective on _____, 202_ by and among DELNORTE CROWDFUND LLC, a Delaware limited liability company (the "Company"), DelNorte Holdings Inc., a Delaware corporation ("DelNorte" in its capacity as the "Manager" of the Company), and each individual or entity executing this Agreement (each a "Member" and, collectively, the "Members").

Background

I. DelNorte intends to engage in an offering of securities under §4(a)(6) of the Securities Act of 1933 (the "Reg CF Offering").

II. DelNorte has formed the Company to act as a "crowdfunding vehicle" within the meaning of 17 CFR §270.3a-9 for purposes of the Reg CF Offering.

III. The Company, DelNorte and the Members wish to set forth their understandings concerning the ownership and operation of the Company in this Agreement, which it intends to be the "limited liability company agreement" of the Company within the meaning of 6 Del. C. 18-101(9).

NOW, THEREFORE, acknowledging the receipt of adequate consideration and intending to be legally bound, the parties agree as follows:

1. ARTICLE ONE: FORMATION OF LIMITED LIABILITY COMPANY

1.1. **Continuation of Limited Liability Company**. The Company has been formed in accordance with and pursuant to the Delaware Limited Liability Company Act (the "Act"). The rights and obligations of the members to one another and to third parties shall be governed by the Act except that, in accordance with 6 Del. C. 18-1101(b), conflicts between provisions of the Act and provisions in this Agreement shall be resolved in favor of the provisions in this Agreement except where the provisions of the Act may not be varied by contract as a matter of law.

1.2. **Name**. The name of the Company shall be "DelNorte LLC" and all of its business shall be conducted under that name or such other name(s) as may be designated by the Manager.

1.3. **Purpose**. The sole purpose of the Company shall be to (i) acquire, hold, and dispose of shares of Preferred Stock of DelNorte in the Reg CF Offering (the "DelNorte Securities"); (ii) raise capital in the Reg CF Offering, as a co-issuer, by offering to investors its own membership interests (the "Company Units"), which will maintain a one-to-one relationship between the number, denomination, type and rights of the DelNorte Securities; ; and (iii) use all such capital to acquire the DelNorte Securities and for no other purpose.

1.4. **No Borrowing**. The Company may not borrow money from any person for any reason.

1.5. **Fiscal Year**. The fiscal and taxable year of the Company shall be the same as the fiscal and taxable year of DelNorte.

1.6. **Members**. The members of the Company are referred to in this Agreement as "Members."

2. ARTICLE TWO: CONTRIBUTIONS AND LOANS FROM MEMBERS

2.1. **No Required Contributions**. No Member shall have the obligation to contribute any capital to the Company. Without limitation, no Member shall, upon dissolution of the Company or otherwise, be required to restore any deficit in such Member's capital account.

2.2. **Other Provisions on Capital Contributions**. Except as otherwise provided in this Agreement or by law:

2.2.1. No Member shall be required to contribute any additional capital to the Company;

2.2.2. No Member may withdraw any part of his, her, or its capital from the Company;

2.2.3. No Member shall be required or permitted to make any loans to the Company;

2.2.4. No interest shall be paid on any initial or additional capital contributed to the Company by any Member;

2.2.5. Under any circumstance requiring a return of all or any portion of a capital contribution, no Member shall have the right to receive property other than cash; and

2.2.6. No Member shall be liable to any other Member for the return of his, her, or its capital.

2.3. **Undertakings of DelNorte**. DelNorte shall pay directly all costs and expenses associated with the formation, organization, operation, dissolution, and winding up of the Company, as well as the compensation of any person compensated for operating the Company.

2.4. **No Third Party Beneficiaries**. Any obligation or right of the Members to contribute capital or pay expenses under the terms of this Agreement does not confer any rights or benefits to or upon any person who is not a party to this Agreement.

3. ARTICLE THREE: COMPANY INTERESTS AND CAPITAL ACCOUNTS

3.1. **Shares**. The limited liability company interests of the Company shall be denominated as Company Units." As of the date of this Agreement the Company has authorized up to Six Hundred Thousand (600,000) Company Units, all of the same class , having the same rights and preferences as the common stock currently authorized by DelNorte's Certificate of Incorporation. If Article IV of DelNorte's Certificate of Incorporation is modified, this section 3.1 shall be deemed to have been modified automatically so that, at all times, the Company has the same capital structure as DelNorte. For example, if the Certificate of Incorporation of DelNorte is modified to provide for a class of preferred stock, this section 3.1 shall likewise deem to have been modified to provide for Company Units of a class of limited liability company interests having the same rights and preferences.

3.2. **Capital Accounts**. A capital account shall be established and maintained for each Member. Each Member's capital account shall initially be credited with the amount paid for his, her, or its Company Units. Thereafter, the capital account of a Member shall be increased by the amount of any additional contributions of the Member and the amount of income or gain allocated to the Member and decreased by the amount of any distributions to the Member and the amount of loss or deduction allocated to the Member, including expenditures of the Company described in section 705(a)(2)(B) of the Code. Unless otherwise specifically provided herein, the capital accounts of the Members shall be adjusted and maintained in accordance with Code section 704 and the regulations thereunder.

4. ARTICLE FOUR: DISTRIBUTIONS AND ALLOCATIONS

4.1. **Distributions.**

4.1.1. In General. When and if the Company receives a distribution from DelNorte, the Company shall promptly distribute all of such distribution or sales proceeds to Members. All distributions by the Company shall be made in accordance with the terms of this Agreement.

4.1.2. Tax Withholding. To the extent the Company is required to pay over any amount to any federal, state, local or foreign governmental authority with respect to distributions or allocations to any Member, the amount withheld shall be deemed to be a distribution in the amount of the withholding to that Member. If the amount paid over was not withheld from an actual distribution (i) the Company shall be entitled to withhold such amounts from subsequent distributions, and (ii) if no such subsequent distributions are anticipated for six (6) months, the Member shall, at the request of the Company, promptly reimburse the Company for the amount paid over.

4.1.3. Manner of Distribution. All distributions to the Members will be made as Automated Clearing House (ACH) deposits into an account designated by each Member. If a Member does not authorize the Company to make such ACH distributions into a designated Member account, distributions to such Member will be made by check and mailed to such Member after deduction by the Company from each check of a Fifty Dollar ($50) processing fee.

4.1.4. Other Rules Governing Distributions. No distribution prohibited by 6 Del. C. §18-607 or not specifically authorized under this Agreement shall be made by the Company to any Member in his or its capacity as a Member. A Member who receives a distribution prohibited by 6 Del. C. §18-607 shall be liable as provided therein.

4.2. **Allocations of Profits and Losses.**

4.2.1. General Rule: Allocations Follow Cash. The Company shall seek to allocate its income, gains, losses, deductions, and expenses ("Tax Items") in a manner so that (i) such allocations have "substantial economic effect" as defined in section 704(b) of the Code and the regulations issued thereunder (the "Regulations") and otherwise comply with applicable tax laws; (ii) each Member is allocated income equal to the sum of (A) the losses he, she, or it is allocated, and (B) the cash profits he, she, or it receives; and (iii) after taking into account the allocations for each year as well as such factors as the value of the Company's assets, the allocations likely to be made to each Member in the future, and the distributions each Member is likely to receive, the balance of each Member's capital account at the time of the liquidation of the Company will be equal to the amount such Member is entitled to receive pursuant to this Agreement. That is, the allocation of the Company's Tax Items, should, to the extent reasonably possible, following the actual and anticipated distributions of cash, in the discretion of the Manager. In making allocations the Manager shall use reasonable efforts to comply with applicable tax laws, including without limitation through incorporation of a "qualified income offset," a "gross income allocation," and a "minimum gain chargeback," as such terms or concepts are specified in the Regulations. The

3

Manager shall be conclusively deemed to have used reasonable effort if it has sought and obtained advice from counsel.

4.2.2. **Section 754 Election**. The Company may, but shall not be required to, make an election under section 754 of the Code at the request of any Member. The Company may condition its consent to make such an election on the agreement of the requesting Member to pay directly or reimburse the Company for any costs incurred in connection with such election or the calculations required as a result of such an election.

4.2.3. **Pre-Distribution Adjustment**. In the event property of the Company is distributed to one or more the Members in kind, there shall be allocated to the Members the amount of income, gain or loss which the Company would have recognized had such property been sold for its fair market value on the date of the distribution, to the extent such income, gain or loss has not previously been allocated among the Members. The allocation described in this section is referred to as the "Pre-Distribution Adjustment."

5. ARTICLE FIVE: MANAGEMENT

5.1. **Management by Manager**.

5.1.1. **In General**. The business and affairs of the Company shall be directed, managed, and controlled by DelNorte as the "manager" within the meaning of 6 Del. C. 18- 101(12). When acting in that capacity DelNorte is referred to in this Agreement as the "Manager."

5.1.2. **Powers of Manager**. Except as otherwise provided in this section 5.1, the Manager shall have full and complete authority, power and discretion to manage and control the business, affairs and properties of the Company, to make all decisions regarding those matters, to execute any contracts or other instruments on behalf of the Company, and to perform any and all other acts or activities customary or incidental to the management of the Company's business.

5.1.3. **Limitations on Manager**. Notwithstanding section 5.1.2, the Manager shall not take any action that may not be taken by a crowdfunding vehicle or omit to take any action required to be taken by a crowdfunding vehicle.

5.1.4. **Matters Requiring Consent of Members**. Notwithstanding section 5.1.2:

(a) The Company shall seek instructions from the holders of its securities with regard to the voting of securities of DelNorte it holds and shall vote such securities only in accordance with such instructions; and

(b) The Company shall seek instructions from the holders of its securities with regard to participating in tender or exchange offers or similar transactions conducted by DelNorte and shall participate in such transactions only in accordance with such instructions.

5.2. **Resignation and Replacement**. A Manager may resign at any time by giving written notice to all of the Members. In the event of the resignation of a Manager, a new Manager shall be appointed by Members owning a majority of the Percentage Interests.

5.3. **Standard of Care**. The Manager shall conduct the Company's business using its business judgment.

5.4. **Restrictions on Members**. Except as expressly provided otherwise in this Agreement, Members who are not also the Manager shall not be entitled to participate in the management or control of the Company, nor shall any such Member hold himself out as having such authority. Unless authorized to do so by the Manager, no attorney-in-fact, employee or other agent of the Company shall have any power or authority to bind the Company in any way, to pledge its credit or to render it liable pecuniarily for any purpose. No Member shall have any power or authority to bind the Company unless the Member has been authorized by the Manager in writing to act as an agent of the Company in accordance with the previous sentence.

5.5. **Reliance of Third Parties**. Anyone dealing with the Company shall be entitled to assume that the Manager and any person expressly authorized by the Manager in writing to act on behalf of and in the name of the Company has full power and authority to encumber, sell or otherwise use in any manner any and all assets of the Company and to enter into any contracts on behalf of the Company, and shall be entitled to deal with the Manager or any such person as if it were the Company's sole party in interest, both legally and beneficially. No Member shall assert, vis-à-vis a third party, that such third party should not have relied on the apparent authority of the Manager or any officer expressly authorized in writing by the Manager to act on behalf of and in the name of the Company, nor shall anyone dealing with the Manager or any such person be obligated to investigate the authority of such person in a given instance.

5.6. **Time Commitment**. The Manager shall devote such time to the business and affairs of the Company as the Manager may determine in its sole and absolute discretion.

5.7. **Compensation of Manager**. The Manager shall not be entitled to compensation for its services as the manager of the Company.

6. ARTICLE SIX: OTHER BUSINESSES; INDEMNIFICATION; CONFIDENTIALITY; ASSERTION OF RIGHTS

6.1. **Other Businesses**. Each Member and Manager may engage in any business whatsoever, and the other Members shall have no interest in such businesses and no claims on account of such businesses, whether such claims arise under the doctrine of "corporate opportunity," an alleged fiduciary obligation owed to the Company or its members, or otherwise.

6.2. **Exculpation and Indemnification**

6.2.1. **Exculpation**.

(a) **Covered Persons**. As used in this section 6.2, the term "<u>Covered Person</u>" means the Manager and its shareholders, directors, officers, employees, and agents, each acting within the scope of his, her, or its authority.

(b) **Standard of Care**. No Covered Person shall be liable to the Company for any loss, damage or claim incurred by reason of any action taken or omitted to be taken by such Covered Person in the good-faith business judgment of such Covered Person, so long as such action or omission does not constitute fraud or willful misconduct by such Covered Person.

(c) **Good Faith Reliance**. A Covered Person shall be fully protected in relying in good faith upon the records of the Company and upon such information, opinions, reports, or statements (including financial statements and information) of the following persons: (i) another Covered Person; (ii) any attorney, independent accountant, appraiser, or other expert or professional employed or engaged by or on behalf of the Company; or (iii) any other person selected in good faith by or on behalf of the Company, in each case as to matters that such relying Covered Person reasonably believes to be within such other person's professional or expert competence. The preceding sentence shall in no way limit any person's right to rely on information to the extent provided in the Act.

6.2.2. **Liabilities and Duties of Covered Persons**.

(a) **Limitation of Liability**. This Agreement is not intended to, and does not, create or impose any fiduciary duty on any Covered Person. Furthermore, each Member and the Company hereby waives any and all fiduciary duties that, absent such waiver, may be implied by applicable law, and in doing so, acknowledges and agrees that the duties and obligation of each Covered Person to each other and to the Company are only as expressly set forth in this Agreement. The provisions of this Agreement, to the extent that they restrict the duties and liabilities of a Covered Person otherwise existing at law or in equity, are agreed by the Members to replace such other duties and liabilities of such Covered Person.

(b) **Duties**. Whenever a Covered Person is permitted or required to make a decision, the Covered Person shall be entitled to consider only such interests and factors as such Covered Person desires, including its own interests, and shall have no duty or obligation to give any consideration to any interest of or factors affecting the Company or any other person. Whenever in this Agreement a Covered Person is permitted or required to make a decision in such Covered Person's "good faith," the Covered Person shall act under such express standard and shall not be subject to any other or different standard imposed by this Agreement or any other applicable law.

6.2.3. **Indemnification**.

(a) **Indemnification**. To the fullest extent permitted by the Act, as the same now exists or may hereafter be amended, substituted or replaced (but, in the case of any such amendment, substitution or replacement only to the extent that such amendment, substitution or replacement permits the Company to provide broader indemnification rights than the Act permitted the Company to provide prior to such amendment, substitution or replacement), the Company shall indemnify, hold harmless, defend, pay and reimburse any Covered Person against any and all losses, claims, damages, judgments, fines or liabilities, including reasonable legal fees or other expenses incurred in investigating or defending against such losses, claims, damages, judgments, fines or liabilities, and any amounts expended in settlement of any claims (collectively, "Losses") to which such Covered Person may become subject by reason of any act or omission or alleged act or omission performed or omitted to be performed by such Covered Person on behalf of the Company in connection with the business of the Company; provided, that (i) such Covered Person acted in good faith and in a manner believed by such Covered Person to be in, or not opposed to, the best interests of the Company and, with respect to any criminal proceeding, had no reasonable cause to believe his conduct was unlawful, and (ii) such Covered
Person's conduct did not constitute fraud or willful misconduct, in either case as determined by a final, nonappealable order of a court of competent jurisdiction. In connection with the foregoing, the termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the Covered Person did not act in good faith or, with respect to any criminal proceeding, had

reasonable cause to believe that such Covered Person's conduct was unlawful, or that the Covered Person's conduct constituted fraud or willful misconduct.

(b) **Reimbursement**. The Company shall promptly reimburse (and/or advance to the extent reasonably required) each Covered Person for reasonable legal or other expenses (as incurred) of such Covered Person in connection with investigating, preparing to defend or defending any claim, lawsuit or other proceeding relating to any Losses for which such Covered Person may be indemnified pursuant to this section 6.2.3; provided, that if it is finally judicially determined that such Covered Person is not entitled to the indemnification provided by this section 6.2.3, then such Covered Person shall promptly reimburse the Company for any reimbursed or advanced expenses.

(c) **Entitlement to Indemnity**. The indemnification provided by this section 6.2.3 shall not be deemed exclusive of any other rights to indemnification to which those seeking indemnification may be entitled under any agreement or otherwise. The provisions of this section 6.2.3 shall continue to afford protection to each Covered Person regardless whether such Covered Person remains in the position or capacity pursuant to which such Covered Person became entitled to indemnification under this section 6.2.3 and shall inure to the benefit of the executors, administrators, and legal representative of such Covered Person.

(d) **Insurance**. To the extent available on commercially reasonable terms, the Company may purchase, at its expense, insurance to cover Losses covered by the foregoing indemnification provisions and to otherwise cover Losses for any breach or alleged breach by any Covered Person of such Covered Person's duties in such amount and with such deductibles as the Manager may determine; provided, that the failure to obtain such insurance shall not affect the right to indemnification of any Covered Person under the indemnification provisions contained herein, including the right to be reimbursed or advanced expenses or otherwise indemnified for Losses hereunder. If any Covered Person recovers any amounts in respect of any Losses from any insurance coverage, then such Covered Person shall, to the extent that such recovery is duplicative, reimburse the Company for any amounts previously paid to such Covered Person by the Company in respect of such Losses.

(e) **Funding of Indemnification Obligation**. Any indemnification by the Company pursuant to this section 6.2.3 shall be provided out of and to the extent of Company assets only, and no Member shall have personal liability on account thereof or shall be required to make additional capital contributions to help satisfy such indemnification obligation.

(f) **Savings Clause**. If this section 6.2.3 or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Company shall nevertheless indemnify and hold harmless each Covered Person pursuant to this section 6.2.3 to the fullest extent permitted by any applicable portion of this section 6.3 that shall not have been invalidated and to the fullest extent permitted by applicable law.

6.2.4. **Amendment**. The provisions of this section 6.2 shall be a contract between the Company, on the one hand, and each Covered Person who served in such capacity at any time while this section is in effect, on the other hand, pursuant to which the Company and each such Covered Person intend to be legally bound. No amendment, modification or repeal of this section that adversely affects the rights of a Covered Person to indemnification for Losses incurred or relating to a state of facts existing prior to such amendment, modification or repeal shall apply in such a way as to eliminate or reduce such Covered Person's entitlement to indemnification for such

Losses without the Covered Person's prior written consent.

6.2.5. **Survival**. The provisions of this section 6.2 shall survive the dissolution, liquidation, winding up, and termination of the Company.

6.2.6. **Exception**. Notwithstanding the foregoing provisions of this section 6.2:

(a) No Member shall be precluded from bringing a claim against a Covered Person if such claim would have been permitted if such Member owned securities of DelNorte directly; and

(b) No Covered Person shall be entitled to indemnification if indemnification would not have been permitted by DelNorte itself.

6.3. **Confidentiality**. For as long as he, she, or it owns an interest in the Company and at all times thereafter, no Member shall divulge to any person or entity, or use for his or its own benefit or the benefit of any person, any information of the Company of a confidential or proprietary nature, including, but not limited to (i) financial information; (ii) designs, drawings, plans, and specifications; (iii) the business methods, systems, or practices used by the Company; and (iii) the identity of the Company's Members, customers, or suppliers. The foregoing shall not apply to information that is in the public domain or that an Member is required to disclose by legal process.

6.4. **Assertion of Rights**. Any Member may, by giving notice to the Manager, direct the Company to assert, on behalf of such Member, any rights under state and federal law that such Member would have if such Member had invested directly in DelNorte rather than through the Company. The Member directing the Company to assert such rights on such Member's behalf shall be solely responsible for all costs and expenses incurred by the Company in asserting such rights, including but not limited to attorneys' fees, and shall direct any associated proceedings as if such Member had invested in DelNorte directly.

7. ARTICLE SEVEN: BANK ACCOUNTS; BOOKS OF ACCOUNT; REPORTS

7.1. **Bank Accounts**. Funds of the Company may be deposited in accounts at banks or other institutions selected by the Manager. Withdrawals from any such account or accounts shall be made in the Company's name upon the signature of such persons as the Manager may designate. Funds in any such account shall not be commingled with the funds of any Member.

7.2. **Books and Records of Account**. The Company shall keep at its principal office books and records of account of the Company which shall reflect a full and accurate record of each transaction of the Company.

7.3. **Annual Financial Statements and Reports**. Within a reasonable period after the close of each fiscal year, the Company shall furnish to each Member with respect to such fiscal year (i) a statement showing in reasonable detail the computation of the amount distributed under section 4.1, (ii) a balance sheet of the Company, (iii) a statement of income and expenses, and (iv) such information from the Company's annual information return as is necessary for the Members to prepare their Federal, state and local income tax returns. The financial statements of the Company need not be audited by an independent certified public accounting firm unless the Manager so elects or the law so requires

7.4. **Information from Issuer**. The Company shall promptly provide to each Member any information the Company receives from DelNorte with respect to the DelNorte Securities, including but not limited to all disclosures, reports, and other information.

7.5. **Right of Inspection.**

7.5.1. **In General.** If a Member wishes additional information or to inspect the books and records of the Company for a *bona fide* purpose, the following procedure shall be followed: (i) such Member shall notify the Manager, setting forth in reasonable detail the information requested and the reason for the request; (ii) within sixty (60) days after such a request, the Manager shall respond to the request by either providing the information requested or scheduling a date (not more than 90 days after the initial request) for the Member to inspect the Company's records; (iii) any inspection of the Company's records shall be at the sole cost and expense of the requesting Member; and (iv) the requesting Member shall reimburse the Company for any reasonable costs incurred by the Company in responding to the Member's request and making information available to the Member.

7.5.2. **Bona Fide Purpose.** The Manager shall not be required to respond to a request for information or to inspect the books and records of the Company if the Manager believes such request is made to harass the Company or the Manager, to seek confidential information about the Company, or for any other purpose other than a *bona fide* purpose.

7.5.3. **Representative.** An inspection of the Company's books and records may be conducted by an authorized representative of a Member, provided such authorized representative is an attorney or a licensed certified public accountant and is reasonably satisfactory to the Manager.

7.5.4. **Restrictions.** The following restrictions shall apply to any request for information or to inspect the books and records of the Company:

(a) No Member shall have a right to a list of the Members or any information regarding the Members.

(b) Before providing additional information or allowing a Member to inspect the Company's records, the Manager may require such Member to execute a confidentiality agreement satisfactory to the Manager.

(c) No Member shall have the right to any trade secrets of the Company or any other information the Manager deems highly sensitive and confidential.

(d) No Member may review the books and records of the Company more than once during any twelve (12) month period.

(e) Any review of the Company's books and records shall be scheduled in a manner to minimize disruption to the Company's business.

(f) A representative of the Company may be present at any inspection of the Company's books and records.

(g) If more than one Member has asked to review the Company's books and records, the Manager may require the requesting Members to consolidate their request and appoint a single representative to conduct such review on behalf of all requested Members.

(h) The Manager may impose additional reasonable restrictions for the purpose of protecting the Company and the Members.

7.5.5. **Exception**. Notwithstanding the foregoing provisions of this section 7.5, a Member shall have no less access to the records of the Company than he, she, or it would have access to the records of DelNorte if he, she, or its owned securities of DelNorte directly.

7.6. **Tax Matters**.

7.6.1. **Designation**. The Manager shall be designated as the "company representative" (the "Company Representative") as provided in Code section 6223(a). Any expenses incurred by the Company Representative in carrying out its responsibilities and duties under this Agreement shall be an expense of the Company for which the Company Representative shall be reimbursed.

7.6.2. **Tax Examinations and Audits**. The Company Representative is authorized to represent the Company in connection with all examinations of the affairs of the Company by any taxing authority, including any resulting administrative and judicial proceedings, and to expend funds of the Company for professional services and costs associated therewith. Each Member agrees to cooperate with the Company Representative and to do or refrain from doing any or all things reasonably requested by the Company Representative with respect to the conduct of examinations by taxing authorities and any resulting proceedings. Each Member agrees that any action taken by the Company Representative in connection with audits of the Company shall be binding upon such Members and that such Member shall not independently act with respect to tax audits or tax litigation affecting the Company. The Company Representative shall have sole discretion to determine whether the Company (either on its own behalf or on behalf of the Members) will contest or continue to contest any tax deficiencies assessed or proposed to be assessed by any taxing authority.

7.6.3. **BBA Elections and Procedures**. In the event of an audit of the Company that is subject to the Company audit procedures enacted under Code sections 6225, *et seq*, (the "Audit Procedures"), the Company Representative, in its sole discretion, shall have the right to make any and all elections and to take any actions that are available to be made or taken by the Company, including any election under Code section 6226. If an election under Code section 6226(a) is made, the Company shall furnish to each Member for the year under audit a statement of the Member's share of any adjustment set forth in the notice of final Company adjustment, and each Member shall take such adjustment into account as required under Code section 6226(b).

7.6.4. **Tax Returns and Tax Deficiencies**. Each Member agrees that such Member shall not treat any Company item inconsistently on such Member's federal, state, foreign or other income tax return with the treatment of the item on the Company's return. Any deficiency for taxes imposed on any Member (including penalties, additions to tax or interest imposed with respect to such taxes and any tax deficiency imposed pursuant to Code section 6226) will be paid by such Member and if required to be paid (and actually paid) by the Company, will be recoverable from such Member.

7.6.5. **Tax Returns**. The Manager shall cause to be prepared and timely filed all tax returns required to be filed by or for the Company.

8. ARTICLE EIGHT: TRANSFERS OF COMPANY INTERESTS

8.1. **Transfers of Company Units**. The Company Units shall be subject to such restrictions on transfer, voluntary and involuntary, as are set forth in this Agreement and as are applicable to the DelNorte Securities.

9. ARTICLE NINE: DISSOLUTION AND LIQUIDATION

9.1. **Dissolution**. The Company shall be dissolved only upon (i) the dissolution of DelNorte, (ii) the sale or other disposition of all of the DelNorte Securities, or (iii) the entry of a judicial decree of dissolution. Dissolution shall be effective on the date designated by the Manager, but the Company shall not terminate until liquidation of the Company has been completed in accordance with the provisions of section 9.2.

9.2. **Liquidation**.

9.2.1. **Generally**. If the Company is dissolved, the Company's assets shall be liquidated and no further business shall be conducted by the Company except for such action as shall be necessary to wind-up its affairs and distribute its assets to the Members pursuant to the provisions of this Article Nine. Upon such dissolution, the Manager shall have full authority to wind-up the affairs of the Company and to make final distribution as provided herein.

9.2.2. **Distribution of Assets**. After liquidation of the Company, the assets of the Company shall be distributed as set forth in Article Four.

9.2.3. **Statement of Account**. Each Member shall be furnished with a statement prepared by the Company's accountants, which shall set forth the assets and liabilities of the Company as of the date of complete liquidation, and the capital account of each Member immediately prior to any distribution in liquidation.

10. ARTICLE TEN: POWER OF ATTORNEY

10.1. **In General**. The Manager shall at all times during the term of the Company have a special and limited power of attorney as the attorney-in-fact for each Member, with power and authority to act in the name and on behalf of each such Member, to execute, acknowledge, and swear to in the execution, acknowledgement and filing of documents which are not inconsistent with the provisions of this Agreement and which may include, by way of illustration but not by limitation, the following:

10.1.1. This Agreement and any amendment of this Agreement authorized under section 11.1;

10.1.2. Any other instrument or document that may be required to be filed by the Company under the laws of any state or by any governmental agency or which the Manager shall deem it advisable to file;

10.1.3. Any instrument or document that may be required to effect the continuation of the Company, the admission of new Members, or the dissolution and termination of the Company; and

10.1.4. Any and all other instruments as the Manager may deem necessary or desirable to effect the purposes of this Agreement and carry out fully its provisions.

10.2. **Terms of Power of Attorney**. The special and limited power of attorney of the Manager (i) is a special power of attorney coupled with the interest of the Manager in the Company, and its assets, is irrevocable, shall survive the death, incapacity, termination or dissolution of the granting Member, and is limited to those matters herein set forth; (ii) may be exercised by the Manger by an through one or more of the officers of the Manager for each of the Members by the signature of the Manager acting as attorney-in-fact for all of the Members, together with a list of all Members executing such instrument by their attorney-in-fact or by such other method as may be required or requested in connection with the recording or filing of any instrument or other document so executed; and (iii) shall survive an assignment by an Member of all or any portion of his, her or its Percentage Interest except that, where the assignee of the Percentage Interest owned by the Member has been approved by the Manager for admission to the Company, the special power of attorney shall survive such assignment for the sole purpose of enabling the Manager to execute, acknowledge and file any instrument or document necessary to effect such substitution.

10.3. **Notice to Members**. The Manager shall promptly furnish to each Member a copy of any amendment to this Agreement executed by the Manger pursuant to a power of attorney from such Member.

11. ARTICLE ELEVEN: AMENDMENTS

11.1. **Amendments Not Requiring Consent**. The Manager may amend this Agreement without the consent of any Member to effect:

11.1.1. The correction of typographical errors;

11.1.2. A change in the name of the Company, the location of the principal place of business of the Company, the registered agent of the Company or the registered office of the Company;

11.1.3. The admission, substitution, withdrawal, or removal of Members in accordance with this Agreement;

11.1.4. An amendment that cures ambiguities or inconsistencies in this Agreement;

11.1.5. An amendment that adds to Manager's own obligations or responsibilities;

11.1.6. A change in the fiscal year or taxable year of the Company and any other changes that the Manager determines to be necessary or appropriate as a result of a change in the fiscal year or taxable year of DelNorte;

11.1.7. A change the Manager determines to be necessary or appropriate to prevent the Company from being treated as an "investment company" within the meaning of the Investment Company Act of 1940;

11.1.8. A change to facilitate the trading of Shares, including changes required by law or by the rules of a securities exchange;

11.1.9. A change the Manager determines to be necessary or appropriate to satisfy any requirements or guidelines contained in any opinion, directive, order, ruling, or regulation of any federal or state agency or judicial authority or contained in any Federal or State statute, including but not limited to "no-action letters" issued by the Securities and Exchange Commission;

11.1.10. A change that the Manager determines to be necessary or appropriate to prevent the Company from being subject to the Employee Retirement Income Security Act of 1974;

11.1.11. A change that the Manager determines to be necessary or appropriate to comply with 17 CFR §270.3a-9.

11.1.12. An amendment that conforms to the Form C;

11.1.13. Any amendments expressly permitted in this Agreement to be made by the Manager acting alone; or

11.1.14. Any other amendment that does not have, and could not reasonably be expected to have, an adverse effect on the Members.

11.2. **Amendments Requiring Majority Consent**. Any amendment that has, or could reasonably be expected to have, an adverse effect on the Members, other than amendments described in section 11.3, shall require the consent of the Manager and Members holding a majority of the Percentage Interests.

11.3. **Amendments Requiring Unanimous Consent**. The following amendments shall require the consent of the Manager and each affected Member:

11.3.1. An amendment deleting or modifying any of the amendments already listed in this section 11.3;

11.3.2. An amendment that would require any Member to make additional Capital Contributions; and

11.3.3. An amendment that would impose personal liability on any Member.

11.4. **Procedure for Obtaining Consent**. If the Manager proposes to make an amendment to this Agreement that requires the consent of Members, the Manager shall notify each affected Member in writing, specifying the proposed amendment and the reason(s) why the Manager believe the amendment is in the best interest of the Company. At the written request of Members holding at least twenty percent (20%) of the Percentage Interests, the Manager shall hold an in person or electronic meeting (*e.g.*, a webinar) to explain and discuss the amendment. Voting may be through paper or electronic ballots. If a Member does not respond to the notice from the Manager within twenty (20) calendar days the Manager shall send a reminder. If the Member does not respond for an additional ten (10) calendar days following the reminder such Member shall be deemed to have consented to the proposed amendment(s). If the Manager proposes an amendment that is not approved by the Members within ninety (90) days from proposal, the Manager shall not again propose that amendment for at least six (6) months.

12. **ARTICLE TWELVE: MISCELLANEOUS**

12.1. **Interpretation**. This Agreement is intended to comply with the requirements of 17 CFR §270.3a-9 and shall be construed accordingly. The parties acknowledge ambiguities in the interpretation and property application of 17 CFR §270.3a-9 and intend for all such ambiguities to be resolved in favor of compliance.

12.2. **Notices**. Any notice or document required or permitted to be given under this Agreement may be given by a party or by its legal counsel and shall be deemed to be given (i) one day after being deposited with a national overnight delivery service (unless the recipient can demonstrate that the package was not delivered to the specified address), or (ii) on the date transmitted by electronic mail (unless the recipient can demonstrate that such electronic mail was not received into the recipient's inbox), to the principal business address of DelNorte as set forth on the DelNorte Form C, if to the Company, to the email address of a Member provided by such Member at the time of investment, or such other address or addresses as the parties may designate from time to time by notice satisfactory under this section.

12.3. **Electronic Delivery**. Each Member hereby agrees that all communications with the Company, including all tax forms, shall be *via* electronic delivery, which might include email, Dropbox, or other means.

12.4. **Governing Law**. This Agreement shall be governed by the internal laws of Delaware without giving effect to the principles of conflicts of laws. Each Member hereby (i) consents to the personal jurisdiction of the Delaware courts or the Federal courts located in Wilmington, Delaware, (ii) agrees that all disputes arising from this Agreement shall be prosecuted in such courts, (iii) agrees that any such court shall have in personam jurisdiction over such Member, and (iv) consents to service of process by notice sent by regular mail to the address on file with the Company and/or by any means authorized by Delaware law.

12.5. **Waiver of Jury Trial**. EACH MEMBER ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH MEMBER IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT.

12.6. **Signatures**. This Agreement may be signed (i) in counterparts, each of which shall be deemed to be a fully-executed original; and (ii) electronically, *e.g.*, via DocuSign. An original signature transmitted by facsimile or email shall be deemed to be original for purposes of this Agreement.

12.7. **No Third-Party Beneficiaries**. Except as otherwise specifically provided in this Agreement, this Agreement is made for the sole benefit of the parties. No other persons shall have any rights or remedies by reason of this Agreement against any of the parties or shall be third party beneficiaries of this Agreement in any way.

12.8. **Binding Effect**. This Agreement shall inure to the benefit of the respective heirs, legal representatives and permitted assigns of each party, and shall be binding upon the heirs, legal representatives, successors and assigns of each party.

12.9. **Titles and Captions**. All article, section and paragraph titles and captions contained in this Agreement are for convenience only and are not deemed a part of the context hereof.

12.10. **Pronouns and Plurals**. All pronouns and any variations thereof are deemed to refer to the masculine, feminine, neuter, singular or plural as the identity of the person or persons may require.

12.11. **Execution by Members**. It is anticipated that this Agreement will be executed by Members through the execution of a separate Subscription Agreement.

12.12. **Legal Representation**. The Company and the Manager have been represented by the Manager's legal counsel in connection with the preparation of this Agreement. Each Member (i) represents that such Member has not been represented by the Manager's legal counsel in connection with the preparation of this Agreement, (ii) agrees that Manager's legal counsel may represent the Company and/or the Manager in the event of a dispute involving such Member, and (iii) acknowledges that such Member has been advised to seek separate counsel in connection with this Agreement.

12.13. **Days**. Any period of days mandated under this Agreement shall be determined by reference to calendar days, not business days, except that any payments, notices, or other performance falling due on a Saturday, Sunday, or federal government holiday shall be considered timely if paid, given, or performed on the next succeeding business day.

12.14. **Entire Agreement**. This Agreement constitutes the entire agreement among the parties with respect to its subject matter and supersedes all prior agreements and understandings.

(signature page follows)

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

DELNORTE CROWDFUND LLC,
as the "Company"

By: DelNorte Holdings Inc.
    As Manager

By _____

DELNORTE HOLDINGS INC.,
as the "Manager"

By _____

Anton Glotser
    Chief Executive Officer

MEMBERS:

By _____

EXHIBIT E

Subscription Agreement

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933 (THE "SECURITIES ACT") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. THERE ARE FURTHER RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN.
THE PURCHASE OF THE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.

Delnorte Crowdfund LLC
651 North Broad Street, Suite 201
Middletown, DE 19709

Ladies and Gentlemen:

The undersigned understands that Delnorte Crowdfund LLC, a limited liability company organized under the laws of Delaware (the "Company"), is offering up to $1,200,000.00 membership units (the "Securities"). The Company was formed as a crowdfunding special purpose vehicle by Delnorte Holdings Inc., a Delaware corporation (the "Issuer"), to facilitate its Regulation CF offering (the "Offering"). All of the proceeds received by the Company in this Offering will be contributed to the Issuer in exchange for shares of Preferred Stock of the Issuer. The Securities of the Company relate to the Preferred Stock of the Issuer on a one-to-one basis.

This Offering is made pursuant to the Form C, as amended, dated March 24, 2023 (the "Form C"), jointly filed by the Company and the Issuer. The undersigned further understands that the Offering is being made pursuant to Section 4(a)(6) of the Securities Act and Regulation CF under the JOBS Act of 2012 and without registration of the Securities under the Securities Act of 1933, as amended (the "Securities Act").

1. Subscription. Subject to the terms and conditions hereof and the provisions of the Form C, the undersigned hereby irrevocably subscribes for the Securities set forth on the signature page hereto for the aggregate purchase price set forth on the signature page hereto, which is payable as described in Section 4 hereof. The undersigned acknowledges that the Securities will be subject to restrictions on transfer as set forth in this subscription agreement (the "Subscription Agreement") and the Company's Operating Agreement, which the undersigned has had the opportunity to review.

2. Acceptance of Subscription and Issuance of Securities. It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to the undersigned at the Closing referred to in Section 3 hereof. Subscriptions need not be accepted in the order received, and the Securities may be allocated among subscribers.

3. The Closing. The closing of the purchase and sale of the Securities (the "Closing") shall take place at 11:59 p.m. New York time on March 14, 2024, or at such other time and place as the Company may designate by notice to the undersigned.

4. Payment for Securities. Payment for the Securities shall be received by Fortress Trust (the "Escrow Agent") from the undersigned by wire transfer of immediately available funds or other means approved by the Company at least two days prior to the Closing, in the amount as set forth on the signature page hereto. Upon the Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the entry of the number of the Securities owned by undersigned reflected on the books and records of the Company and verified and by (the "Transfer Agent"), which shall bear a notation that the Securities were sold in reliance upon an exemption from registration under the Securities Act.

5. Representations and Warranties of the Company. As of the Closing, the Company represents and warrants that:

a) The Company is duly formed and validly existing under the laws of Delaware, with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Company of its business as it is currently being conducted.

b) The Securities have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Subscription Agreement, will be validly issued, fully paid and nonassessable, and will conform in all material respects to the description thereof set forth in the Form C.

c) The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or securities, "blue sky" or other similar laws of such jurisdiction (collectively referred to as the "State Securities Laws").

d) Assuming the accuracy of the undersigned's representations and warranties set forth in Section 6 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Regulation CF promulgated under the Securities Act, or under any applicable State Securities Laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

6. Representations and Warranties of the Undersigned. The undersigned hereby represents and warrants to and covenants with the Company that:

a) General.
i. The undersigned has all requisite authority (and in the case of an individual, the capacity) to purchase the Securities, enter into this Subscription Agreement and to perform all the obligations required to be performed by the undersigned hereunder, and such purchase will not contravene any law, rule or regulation binding on the undersigned or any investment guideline or restriction applicable to the undersigned.

ii. The undersigned is a resident of the state set forth on the signature page hereto and is not acquiring the Securities as a nominee or agent or otherwise for any other person.

iii. The undersigned will comply with all applicable laws and regulations in effect in any jurisdiction in which the undersigned purchases or sells Securities and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the undersigned is subject or in which the undersigned makes such purchases or sales, and the Company shall have no responsibility therefor.

iv. Including the amount set forth on the signature page hereto, in the past twelve (12) month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation CF.

b) Information Concerning the Company.
i. The undersigned has received a copy of the Form C and the Company's Operating Agreement. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C to make the decision to purchase the Securities.

ii. The undersigned understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C and in this Subscription Agreement. The undersigned represents that it is able to bear any and all loss associated with an investment in the Securities.

iii. The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, Chain Raise Portal LLC, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Form C or otherwise by the Company, Chain Raise Portal LLC or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, Chain Raise Portal LLC nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Securities. The undersigned acknowledges that neither the Company, Chain Raise Portal LLC nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the undersigned's authority or suitability to invest in the Securities.

iv. The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C. The undersigned has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

v. The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

vi. The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Subscription Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to the undersigned.

vii. The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

c) No Guaranty.
i. The undersigned confirms that the Company has not (A) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) an of investment in the Securities or (B) made any representation to the undersigned regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision that the investment in the Securities is suitable and appropriate for the undersigned.

d) Status of Undersigned.
i. The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription Agreement. The undersigned has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

e) Restrictions on Transfer or Sale of Securities.
i. The undersigned is acquiring the Securities solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The undersigned understands that the Securities have not been registered under the Securities Act or any State Securities Laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Subscription Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

ii. The undersigned understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the U.S. Securities and Exchange Commission (the "Commission") provide in substance that the undersigned may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Rule 501 of Regulation CF, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even when the Securities become freely transferrable, a secondary market in the Securities may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Securities for an indefinite period of time.

iii. The undersigned agrees: (A) that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Rule 501 of Regulation CF.

7. Conditions to Obligations of the Undersigned and the Company. The obligations of the undersigned to purchase and pay for the Securities specified on the signature page hereto and of the Company to sell the Securities are subject to the satisfaction at or prior to the Closing of the following conditions precedent: the representations and warranties of the Company contained in Section 5 hereof and of the undersigned contained in Section 6 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

8. Obligations Irrevocable. Following the Closing, the obligations of the undersigned shall be irrevocable.

9. Legend. The certificates, book entry or other form of notation representing the Securities sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Securities were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.

10. Waiver, Amendment. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

11. Assignability. Neither this Subscription Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or the undersigned without the prior written consent of the other party.

12. Waiver of Jury Trial. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

13. Submission to Jurisdiction. With respect to any suit, action or proceeding relating to any offers, purchases or sales of the Securities by the undersigned ("Proceedings"), the undersigned irrevocably submits to the jurisdiction of the federal or state courts located in the State of Delaware, which submission shall be exclusive unless none of such courts has lawful jurisdiction over such Proceedings.

14. Governing Law. This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to conflict of law principles thereof.

15. Section and Other Headings. The section and other headings contained in this Subscription Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Subscription Agreement.

16. Counterparts. This Subscription Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

17. Notices. All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or email to the following addresses (or such other address as either party shall have specified by notice in writing to the other):

If to the Company:	300 DELAWARE AVE STE 210-A , Wilmington, DE 19801
with a copy to:	Attention: Fernando Valladares E-mail: fvalladares@delnorte.space
If to the Purchaser:	[PURCHASER ADDRESS] E-mail: [E-MAIL ADDRESS] Attention: [TITLE OF OFFICER TO RECEIVE NOTICES]

18. Binding Effect. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

19. Survival. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

20. Notification of Changes. The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

21. Severability. If any term or provision of this Subscription Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Subscription Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

22. Joinder to Operating Agreement. By executing this Subscription Agreement, the undersigned will become a party to the Company's Operating Agreement as a "Member" holding Securities in the Company.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement this [DAY] OF [MONTH], [YEAR].

PURCHASER (if an individual):
By_____ Name:

PURCHASER (if an entity):
_____ Legal Name of Entity By_____ Name: Title:

State/Country of Domicile or Formation: _____

The offer to purchase Securities as set forth above is confirmed and accepted by the Company as to [amount of Securities to be acquired by Purchaser] for [total amount to be paid by Purchaser].

DELNORTE CROWDFUND LLC
By_____ Name: Title: